                                                    Registration Nos.  333-_____
                                                                       811-09359

      As filed With the Securities and Exchange Commission on June 2, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

         Pre-effective Amendment No.      [ ]

         Post-Effective Amendment No.     [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                             [X]

          Amendment No.   [6]


        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VL-R
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                                830 Third Avenue
                            New York, New York 10022
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (713) 831-8470

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway

                            Houston, Texas 77019-2191
                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)

         [ ]  immediately upon filing pursuant to paragraph (b)

         [ ]  on May 1, 2003 pursuant to paragraph (b)

         [ ]  60 days after filing pursuant to paragraph (a)(1)

         [ ]  on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post- effective amendment.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PLATINUM INVESTOR (SM)
SURVIVOR II

LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (the "Policies") issued by The United States Life Insurance Company in the City of New York ("USL") through its Separate Account USL VL-R

                            This Prospectus is dated
                                   May 1, 2003

This prospectus describes Platinum Investor Survivor II last survivor flexible premium variable life insurance Policies issued by USL. If there are any differences between this prospectus and your Policy, the provisions of your Policy will control. Platinum Investor Survivor II Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. Platinum Investor Survivor II pays a death benefit to a beneficiary you designate when the last surviving contingent insured dies. You choose one of two death benefit options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

For information on how to contact USL, please see page 5.

The Index of Special Words and Phrases on page 53 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this Prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The USL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use USL's Separate Account USL VL-R ("Separate Account") to invest in the Platinum Investor Survivor II variable investment options. Currently, the Platinum Investor Survivor II variable investment options each purchase shares of a corresponding Fund of:

..   AIM Variable Insurance Funds ("AIM V.I.")
..   The Alger American Fund ("Alger American")
..   American Century Variable Portfolios, Inc. ("American Century VP")
..   Credit Suisse Trust ("Credit Suisse")
..   Dreyfus Investment Portfolios ("Dreyfus IP")
..   Dreyfus Variable Investment Fund ("Dreyfus VIF")
..   Fidelity Variable Insurance Products Fund ("Fidelity VIP")
..   Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton")
..   Janus Aspen Series ("Janus Aspen")
..   J.P. Morgan Series Trust II ("JPMorgan")
..   MFS(R) Variable Insurance Trust(SM) ("MFS")
..   Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")
..   Oppenheimer Variable Account Funds ("Oppenheimer")
..   PIMCO Variable Insurance Trust ("PIMCO VIT")
..   Putnam Variable Trust ("Putnam VT")
..   SunAmerica Series Trust ("SunAmerica")
..   The Universal Institutional Funds, Inc. ("UIF")
..   VALIC Company I ("VALIC Co. I")
..   Vanguard Variable Insurance Fund ("Vanguard")
..   Van Kampen Life Investment Trust ("Van Kampen LIT")

See "Variable Investment Options" on page 17 for a complete list of the variable investment options and their respective advisers and sub-advisers. You should be sure you also read the prospectus of the Fund for any variable investment option you may be interested in. You can request free copies of any or all of the Fund prospectuses from your USL representative or from us at either our Home Office or Administrative Center listed on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the net cash surrender value (the cash surrender value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance Policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policy is not available in all states. This Prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS

POLICY BENEFITS/RISKS SUMMARY............................................................................     6
POLICY BENEFITS..........................................................................................     6
     Death Benefit.......................................................................................     6
           Death Benefit Proceeds........................................................................     6
           Death Benefit Option 1 and Option 2...........................................................     6
                  Death Benefit Option 1.................................................................     6
                  Death Benefit Option 2.................................................................     7
     Full Surrenders, Partial Surrenders, Transfers, and Policy Loans....................................     7
           Full Surrenders...............................................................................     7
           Partial Surrenders............................................................................     7
           Transfers.....................................................................................     7
           Loans.........................................................................................     7
     Premiums............................................................................................     7
           Flexibility of Premiums.......................................................................     7
           Free Look.....................................................................................     8
     The Policy..........................................................................................     8
           Ownership Rights..............................................................................     8
           Separate Account..............................................................................     8
           Fixed Account.................................................................................     8
           Accumulation Value............................................................................     8
           Payment Options...............................................................................     8
           Tax Benefits..................................................................................     8
     Supplemental Benefits and Riders....................................................................     8
POLICY RISKS.............................................................................................     9
     Investment Risk.....................................................................................     9
     Risk of Lapse.......................................................................................     9
     Tax Risks...........................................................................................     9
     Partial Surrender and Full Surrender Risks..........................................................    10
     Policy Loan Risks...................................................................................    10
PORTFOLIO RISKS..........................................................................................    10
TABLES OF CHARGES........................................................................................    11
GENERAL INFORMATION......................................................................................    16
     The United States Life Insurance Company in the City of New York....................................    16
     Separate Account USL VL-R...........................................................................    16
     Additional Information..............................................................................    16
     Communication with USL..............................................................................    17
           Administrative Center.........................................................................    17
           General.......................................................................................    17
     Variable Investment Options.........................................................................    17
     Voting Privileges...................................................................................    20
     Fixed Account.......................................................................................    20
           Our general account...........................................................................    20
           How we declare interest.......................................................................    20
     Preliminary Information Statement and Policy Summary................................................    21

POLICY FEATURES..........................................................................................      21
     Death Benefits......................................................................................      21
           Your specified amount of insurance............................................................      21
           Your death benefit............................................................................      21
           Required minimum death benefit................................................................      22
     Base Coverage and Supplemental Coverage.............................................................      23
           Increases after age 90........................................................................      24
     Premium Payments....................................................................................      24
           Premium payments..............................................................................      24
           Limits on premium payments....................................................................      25
           Checks........................................................................................      25
           Planned periodic premiums.....................................................................      25
           Monthly guarantee premiums....................................................................      25
           Free look period..............................................................................      26
     Changing Your Investment Option Allocations.........................................................      26
           Future premium payments.......................................................................      26
           Transfers of existing accumulation value......................................................      26
           Dollar cost averaging.........................................................................      27
           Automatic rebalancing.........................................................................      27
           Market Timing.................................................................................      27
     Changing the Specified Amount of Insurance..........................................................      27
           Increase in coverage..........................................................................      27
           Decrease in coverage..........................................................................      28
     Changing Death Benefit Options......................................................................      28
           Change of death benefit option................................................................      28
           Tax consequences of changes in insurance coverage.............................................      29
           Effect of changes in insurance coverage on guarantee benefit..................................      29
     Effective Date of Policy and Related Transactions...................................................      29
           Valuation dates, times, and periods...........................................................      29
           Date of receipt...............................................................................      29
           Commencement of insurance coverage............................................................      29
           Date of issue; Policy months and years........................................................      30
           Monthly deduction days........................................................................      30
           Commencement of investment performance........................................................      30
           Effective date of other premium payments and requests that you make...........................      30
     Reports to Policy Owners............................................................................      31
ADDITIONAL BENEFIT RIDERS................................................................................      31
     Riders .............................................................................................      31
           Maturity Extension Rider......................................................................      31
           Return of Premium Death Benefit Rider.........................................................      32
           Single Life Annually Renewable Term Insurance Rider...........................................      32
           Split Policy Exchange Rider...................................................................      33
     Tax Consequences of Additional Rider Benefits.......................................................      33
POLICY TRANSACTIONS......................................................................................      33
     Withdrawing  Policy Investments.....................................................................      34
           Full surrender................................................................................      34

           Partial surrender.............................................................................      34
           Option to exchange Policy during first 18 months..............................................      34
           Right to convert in the event of a material change in investment policy.......................      35
           Policy loans..................................................................................      35
           Preferred loan interest rate..................................................................      36
           Maturity of your Policy.......................................................................      36
           Tax considerations............................................................................      36
POLICY PAYMENTS..........................................................................................      36
     Payment Options.....................................................................................      36
           Change of payment option......................................................................      37
           Tax impact....................................................................................      37
     The Beneficiary.....................................................................................      37
     Assignment of a Policy..............................................................................      37
     Payment of Proceeds.................................................................................      38
           General.......................................................................................      38
           Delay of Fixed Account proceeds...............................................................      38
           Delay for check clearance.....................................................................      38
           Delay of Separate Account USL VL-R proceeds...................................................      38
           Delay to challenge coverage...................................................................      38
           Delay required under applicable law...........................................................      39
ADDITIONAL RIGHTS THAT WE HAVE...........................................................................      39
           Underwriting and premium classes..............................................................      39
           Policies purchased through "internal rollovers"...............................................      40
           Policies purchased through term life conversions..............................................      40
           Variations in expenses or risks...............................................................      40
CHARGES UNDER THE POLICY.................................................................................      40
           Premium tax charge............................................................................      40
           Premium expense charge........................................................................      40
           Daily charge (mortality and expense risk fee).................................................      40
           Flat monthly charge...........................................................................      41
           Monthly expense charge (per $1,000 of base coverage)..........................................      41
           Monthly insurance charge......................................................................      41
           Monthly charges for additional benefit riders.................................................      42
           Surrender charge..............................................................................      42
           Partial surrender processing fee..............................................................      43
           Transfer fee..................................................................................      43
           Policy loans..................................................................................      43
           Charge for taxes..............................................................................      43
           Allocation of charges.........................................................................      43
     More About Policy Charges...........................................................................      43
           Purpose of our charges........................................................................      43
ACCUMULATION VALUE.......................................................................................      44
           Your accumulation value.......................................................................      44
           Your investment options.......................................................................      44
POLICY LAPSE AND REINSTATEMENT...........................................................................      44
FEDERAL TAX CONSIDERATIONS...............................................................................      45

     Tax Effects.........................................................................................      45
           General.......................................................................................      45
           Testing for modified endowment contract status................................................      46
           Other effects of Policy changes...............................................................      46
           Rider benefits................................................................................      47
           Taxation of pre-death distributions if your Policy is not a modified endowment contract.......      47
           Taxation of pre-death distributions if your Policy is a modified endowment contract...........      47
           Policy lapses and reinstatements..............................................................      48
           Taxation of Split Policy Exchange Rider.......................................................      48
           Diversification...............................................................................      48
           Estate and generation skipping taxes..........................................................      49
           Life insurance in split dollar arrangements...................................................      49
           Pension and profit-sharing plans..............................................................      50
           Other employee benefit programs...............................................................      50
           ERISA.........................................................................................      51
           Our taxes.....................................................................................      51
           When we withhold income taxes.................................................................      51
           Tax changes...................................................................................      51
LEGAL PROCEEDINGS........................................................................................      51
FINANCIAL STATEMENTS.....................................................................................      52
INDEX OF SPECIAL WORDS AND PHRASES.......................................................................      53

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CONTACT INFORMATION:  Here is how you can contact us about the Platinum Investor Survivor II Policies:
--------------------------------------------------------------------------------------------------------------------------
                  ADMINISTRATIVE CENTER:                      HOME OFFICE:                   PREMIUM PAYMENTS:
(Express Delivery)                     (U.S. Mail)            830 Third Avenue             (Express Delivery)
VUL Administration                     VUL Administration     New York, New York 10022     The United States Life
2727-A Allen Parkway                   P. O. Box 4880         1-212-709-6000               Insurance Company in the City
Houston, Texas 77019-2191              Houston, Texas                                      of New York
1-713-831-3913, 1-800-251-3720         77210-4880                                          c/o Southwest Bank of Texas
(Hearing Impaired) 1-888-436-5258                                                          4400 Post Oak
Fax: 1-877-445-3098                                                                        Houston, TX 77027
(Except premium payments)                                                                  Attn: Lockbox Processing
                                                                                           (U.S. Mail)
                                                                                           The United States Life
                                                                                           Insurance Company in the City
                                                                                           of New York
                                                                                           P.O. Box 4728, Dept.  L
                                                                                           Houston, TX 77210-4728
--------------------------------------------------------------------------------------------------------------------------

                          POLICY BENEFITS/RISKS SUMMARY

         This summary describes the Policy's important benefits and risks. The sections in this Prospectus following this summary discuss the Policy's benefits and other provisions in more detail. The Index of Special Words and Phrases on page 53 of this Prospectus will refer you to pages that contain more about many of the words and phrases that we use.

                                 POLICY BENEFITS

         The Policy insures the lives of two individuals, each of whom is called a "contingent insured." During the contingent insureds' lifetimes, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value under your Policy, upon the last surviving contingent insured's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

         You may currently allocate your accumulation value among the 50 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

         Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited in the Fixed Account.

Death Benefit

         . Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) upon the death of the last surviving contingent insured. In your application to buy a Platinum Investor Survivor II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We will increase the death benefit by any additional specified amount under a benefit rider. Platinum Investor Survivor II is available for specified amounts of $500,000 or more. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. See "Base coverage and supplemental coverage" on page 23. You decide how much base coverage and how much supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We also provide a guarantee of a death benefit equal to the specified amount (less any indebtedness) and any benefit riders during the first 5 Policy years. This guarantee is not applicable if your Policy has lapsed.

         . Death Benefit Option 1 and Option 2: You may choose between death benefit options under the Policy. You can choose either death benefit Option 1 or Option 2 at the time of your application or at any later time before the death of the last surviving contingent insured.

               . Death Benefit Option 1 is the specified amount on the date of the last surviving contingent insured's death; or

               . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

          . Federal tax law may require us to increase payment under either of the above death benefit options. See "Required minimum death benefit" on page 22.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

          . Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have tax consequences.

          . Partial Surrenders: You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $500,000. A partial surrender may have tax consequences.

          . Transfers. Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We may assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

          . Loans: You may take a loan (minimum $500 or, if less, the entire remaining loan value) from your Policy at any time. The maximum loan amount you may take is your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary. We charge you interest at an effective annual rate of 4.75% on your loan. We credit interest on loaned amounts; we guarantee an effective annual interest rate of 4.00%. After the tenth Policy year, you may take a preferred loan from your Policy. You may increase your risk of lapse if you take a loan. Loans may have tax consequences.

Premiums

          . Flexibility of Premiums: After you pay the initial premium, you can pay subsequent premiums at any time (prior to the Policy's maturity) and in any amount (but not less than $25). You can select a premium payment plan to pay "Planned Periodic Premiums" quarterly, semiannually, or annually. You are not required to pay premiums according to the plan, after payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the first 5 Policy year benefit (described under "Monthly guarantee premiums" on page 25) remains in effect. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may reject a premium payment.

          . Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

          . Ownership Rights: While the contingent insureds are living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

          . Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this Prospectus.

          . Fixed Account: You may place amounts in the Fixed Account where it earns at least 3% annual interest. We may declare higher rates of interest, but are not obligated to do so.

          . Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders, and loans). We do not guarantee a minimum accumulation value.

          . Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these payment options is available on request from our Administrative Office.

          . Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. This means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract, the proceeds from policy loans would not be taxed.

Supplemental Benefits and Riders

          We offer several riders that provide supplemental benefits under the Policy, such as the Return of Premium Death Benefit Rider, which provides additional term life insurance coverage on the life of the last surviving contingent insured. If you select the Maturity Extension Rider or the Single Life Annually Renewable Term Insurance Rider, a charge, which is shown on page ___ of your Policy, will be deducted from your accumulation value on each monthly deduction date. There is no charge if you select the Return of Premium

Death Benefit Rider. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                  POLICY RISKS

Investment Risk

         If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that the investment performance of the variable investment options will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned.

         If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

         During the first 5 Policy year benefit period discussed on page 25, your Policy will not enter a grace period or terminate if the Monthly Guarantee Premium has been met. After expiration of this benefit, if your cash surrender value is not enough to pay the charges deducted against accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. If you pay the monthly guarantee premium, your Policy will not lapse and we will provide at least an Option 1 death benefit. You may reinstate a lapsed Policy, subject to certain conditions.

Tax Risks

         We anticipate that the Policy should generally be deemed a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Although USL believes that the Policies are in compliance with Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"), the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under
Section 7702 there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor II Policies will meet the Section 7702 definitions of a life insurance contract. Please consult a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, the accumulation value under a Policy will not be subject to federal income tax until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds.

         Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

         See "Federal Tax Considerations" on page 45. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

         The surrender charge under the Policy applies for the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's base coverage) in the event you surrender the Policy or decrease the base coverage. The surrender charge may be considerable. We will apply the surrender charge only to the base coverage portion of the specified amount. The surrender charge period depends on the age of the younger of the contingent insureds. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

         A partial surrender or surrender may have tax consequences.

Policy Loan Risks

         A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess current interest rate credited to the Fixed Account.

         We reduce the amount we pay on the last surviving contingent insured's death by the amount of any Policy loan and your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduces the cash surrender value to zero.

         If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

                                 PORTFOLIO RISKS

         A comprehensive discussion of the risks of each Fund may be found in each Fund's Prospectus. Please refer to the Funds' Prospectuses for more information.

         There is no assurance that any of the Funds will achieve its stated investment objective.

                                TABLES OF CHARGES

The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy.

The first table describes the fees and expenses that are payable, at the time that you buy a Policy, surrender a Policy, change a Policy's Specified Amount, or transfer accumulation value between investment options.

-----------------------------------------------------------------------------------------------------------------------------------
                                                          Transaction Fees
-----------------------------------------------------------------------------------------------------------------------------------
Charge                                 When Charge is Deducted           Maximum Guaranteed              Current Charge
                                                                         Charge
-----------------------------------------------------------------------------------------------------------------------------------
Premium Tax Charge                     Upon receipt of each premium      3.5%/1/ of each premium         3.5%1 of each premium
                                       payment                           payment                         payment
-----------------------------------------------------------------------------------------------------------------------------------
Premium Expense Charge                 Upon receipt of each premium      During each Policy year,        During each Policy year,
                                       payment                           5.0% of all remaining           5.0% of all remaining
                                                                         premium payments after          premium payments after
                                                                         deduction of the premium        deduction of the premium
                                                                         tax charge                      tax charge
-----------------------------------------------------------------------------------------------------------------------------------
Surrender Charge                       Upon a full surrender of your
                                       Policy during the first 14
                                       Policy years and during the
                                       first 14 Policy years
                                       following an increase in the
                                       Policy's base coverage

  Minimum Charge-for a ___ year                                          $____ per $1,000 of base        $____ per $1,000 of base
  old [sex and premium class] and                                        coverage                        coverage
  a __ year old [sex and premium
  class] with a Specified Amount of
  $_______, of which $_______ is base
  coverage/2/

  Minimum Charge-for a ___ year                                          $____ per $1,000 of base        $____ per $1,000 of base
  old [sex and premium class] and                                        coverage                        coverage
  a __ year old [sex and premium
  class] with a Specified Amount of
  $_______, of which $_______ is base
  coverage/2/

  Example Charge-for a ___ year                                          $____ per $1,000 of base        $____ per $1,000 of base
  old [sex and premium class] and                                        coverage                        coverage
  a __ year old [sex and premium
  class] with a Specified Amount of
  $_______, of which $_______ is base
  coverage/2/
-----------------------------------------------------------------------------------------------------------------------------------
Partial Surrender Processing           Upon a partial surrender of       The lesser of $25 or 2% of      $10
Fee                                    your Policy                       the partial surrender fee
-----------------------------------------------------------------------------------------------------------------------------------
Transfer Fee                           Upon a transfer of                First twelve transfers in a     $0
                                       accumulation value                Policy year are free, $25
                                                                         for each subsequent transfer
-----------------------------------------------------------------------------------------------------------------------------------
Policy Loan Interest Charge            Annually (on your Policy          4.75% of the loan balance       4.75% of the loan balance
                                       anniversary)
-----------------------------------------------------------------------------------------------------------------------------------


---------------

       /1/ Premium tax rates vary by state. For example, the highest premium tax rate, 3.5% is in the state of Nevada, while the lowest premium tax rate, 0.75%, is in the state of Wyoming.

       /2/ See "Charges under the Policy - Surrender Charge" on page 42 for a discussion about the effect of the contingent insureds' age, sex and premium classes on the amount of surrender charge.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Periodic Charges
                                                     (other than Fund fees)
-----------------------------------------------------------------------------------------------------------------------------------
Charge                               When Charge is                Maximum Guaranteed               Current Charge
                                     Deducted                      Charge
-----------------------------------------------------------------------------------------------------------------------------------
Flat Monthly Charge                  Monthly, at the               $10                              $10
                                     beginning of each Policy
                                     month
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge/1/          Monthly, at the
                                     beginning of each Policy
  Minimum Charge-for a __ year       month                         $____ per $1,000 of net          $____ per $1,000 of net
  old [sex and premium class] and                                  amount at risk/2/ attributable   amount at risk attributable
  a __ year old [sex and premium                                   to base coverage; and            to base coverage; and
  class] with a Specified Amount
  of $_______, of which                                            $____ per $1,000 of net          $____ per $1,000 of net
  $_______ is base coverage and                                    amount at risk attributable      amount at risk attributable
  $_______ is supplemental                                         to supplemental coverage         to supplemental coverage
  coverage

  Maximum Charge-for a __ year                                     $____ per $1,000 of net          $____ per $1,000 of net
  old [sex and premium class] and                                  amount at risk attributable      amount at risk attributable
  a __ year old [sex and premium                                   to base coverage; and            to base coverage; and
  class] with a Specified Amount
  of $_______, of which                                            $____ per $1,000 of net          $____ per $1,000 of net
  $_______ is base coverage and                                    amount at risk attributable      amount at risk attributable
  $_______ is supplemental                                         to supplemental coverage         to supplemental coverage
  coverage

  Example Charge-for a __ year                                     $____ per $1,000 of net          $____ per $1,000 of net
  old [sex and premium class] and                                  amount at risk attributable      amount at risk attributable
  a __ year old [sex and premium                                   to base coverage; and            to base coverage; and
  class] with a Specified Amount
  of $_______, of which                                            $____ per $1,000 of net          $____ per $1,000 of net
  $_______ is base coverage and                                    amount at risk attributable      amount at risk attributable
  $_______ is supplemental                                         to supplemental coverage         to supplemental coverage
  coverage
-----------------------------------------------------------------------------------------------------------------------------------


---------------

         /1/ The Cost of Insurance Charge will vary based on the contingent insureds' sex, age and premium classes, Policy year, and Specified Amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page __ of your Policy will indicate the guaranteed Cost of Insurance Charge applicable to your Policy, and more detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Office. Also, before you purchase the Policy, we will provide you hypothetical illustrations of Policy values based upon the contingent insureds' age and premium classes, the death benefit option, Specified Amount, planned periodic premiums, and riders requested. Please consult your insurance representative or contact USL for information about your Cost of Insurance Charge.

         /2/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Periodic Charges
                                                     (other than Fund fees)
-----------------------------------------------------------------------------------------------------------------------------------
Charge                                   When Charge is                Maximum Guaranteed             Current Charge
                                         Deducted                      Charge
-----------------------------------------------------------------------------------------------------------------------------------
Monthly Expense Charge (per              Monthly, at the
$1,000 of base coverage)/1/              beginning of each Policy
                                         month. This charge is
  Minimum Charge-for a __ year           imposed during the first
  old [sex and premium class] and        four Policy years and the     $____ for each $1,000 of       $____  for each $1,000 of
  a __ year old [sex and premium         first four Policy years       base coverage                  base coverage
  class] with a Specified Amount of      following an increase in
  $_______, of which $_______ is         base coverage
  base coverage

  Maximum Charge-for a __ year                                         $____  for each $1,000 of      $____  for each $1,000 of
  old [sex and premium class] and                                      base coverage                  base coverage
  a __ year old [sex and premium
  class] with a Specified Amount of
  $_______, of which $_______ is
  base coverage

  Example Charge-for a __ year old                                     $____  for each $1,000 of      $____  for each $1,000 of
  [sex and premium class] and a                                        base coverage                  base coverage
  __ year old [sex and premium
  class] with a Specified Amount of
  $_______, of which $_______ is
  base coverage
-----------------------------------------------------------------------------------------------------------------------------------
Daily Charge (mortality and              Daily
expense risk fee)

  Policy years 1-15/2/                                                 annual effective rate of       annual effective rate of
                                                                       0.75%                          0.75%
-----------------------------------------------------------------------------------------------------------------------------------


---------------

         /1/ The monthly expense charge is applied only against each $1,000 of base coverage, and not against the Policy's supplemental coverage. The monthly expense charge per $1,000 of base coverage will vary based on the amount of base coverage and each of the contingent insured's sex, age and premium class. The monthly expense charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page ___ of your Policy will indicate the initial monthly expense charge per $1,000 of base coverage applicable to your Policy. More detailed information covering your monthly expense charge per $1,000 of base coverage is available on request from our Administrative Office or your insurance representative. There is no additional charge for any illustrations which may show various amounts of base and supplemental coverage.

         /2/ After the 15/th/ Policy year, the daily charge will be as follows:
                  Policy years 16-30.............annual effective rate of 0.50%
                  Policy years 31+................annual effective rate of 0.15%
         These reductions in the amount of the daily charge are guaranteed.

The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

----------------------------------------------------------------------------------------------------------------------------
                                                      Periodic Charges
                                               (optional benefit riders only)
----------------------------------------------------------------------------------------------------------------------------
Optional Benefit Rider Charges        When Charge is            Maximum Guaranteed             Current Charge
                                      Deducted                  Charge
----------------------------------------------------------------------------------------------------------------------------
Single Life Annually                  Monthly, at the
Renewable Term Insurance              beginning of each
                                      Policy month

Minimum Charge - for a __ year
old [sex and premium class]                                     $____ for each $1,000 of       $____ for each $1,000 of
                                                                coverage                       coverage

Maximum Charge - for a __ year
old [sex and premium class]                                     $____ for each $1,000 of       $____ for each $1,000 of
                                                                coverage                       coverage
Example Charge - for a __ year
old [sex and premium class]
                                                                $____ for each $1,000 of       $____ for each $1,000 of
                                                                coverage                       coverage
----------------------------------------------------------------------------------------------------------------------------
Maturity Extension                    Monthly, at the           $10                            $0
Accumulation Value Version            beginning of the
                                      Policy month which
                                      follows your original
                                      maturity date
----------------------------------------------------------------------------------------------------------------------------
Maturity Extension Death
Benefit Version

Initial Charge                        Monthly beginning 9       $30 per $1,000 of net amount   $5 per $1,000 of net amount
                                      years before your         at risk attributable to the    at risk attributable to the
                                      original maturity date    Policy (without any riders)    Policy (without any riders)

Administrative Charge                 Monthly, at the           $10                            $0
                                      beginning of the
                                      Policy month which
                                      follows your original
                                      maturity date
----------------------------------------------------------------------------------------------------------------------------

The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses both before and after contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2002. Current and future expenses for the Funds may be higher or lower than those shown.

         --------------------------------------------------------------------------------
                               Annual Fund Fees and Expenses
                     (expenses that are deducted from the Fund assets)

         --------------------------------------------------------------------------------
         Charge                                      Maximum           Minimum
         --------------------------------------------------------------------------------
         Total Annual Fund Operating                  ____%             ____%
         Expenses (expenses that are
         deducted from portfolio assets
         include management fees,
         distribution (12b-1) fees, and other
         expenses)/1/
         --------------------------------------------------------------------------------
         Total Annual Fund Operating/1, 2/            ____%             ____%
         Expenses After Contractual
         Reimbursement or Waiver
         --------------------------------------------------------------------------------

Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses accompanying this Policy prospectus.

----------------

     /1/ The information for "Total Annual Fund Operating Expenses After Contractual Reimbursement or Waiver" in the above table demonstrates, in part, the effect that contractual reimbursement or fee waiver arrangements may have in reducing total annual Fund operating expenses for Policy Owners. The range of fees shown in the line for "Total Annual Fund Operating Expenses After Contractual Reimbursement or Waiver" are not necessarily for the same Funds as the range of fees represented by the line for "Total Annual Fund Operating Expenses." Other Funds may have voluntary reimbursement or fee waiver arrangements in place which may be withdrawn at any time. This table does not reflect the effect of any such voluntary reimbursement or fee waiver arrangements.

     /2/ Currently there are 15 Funds that have contractual reimbursements or fee waivers for which the post-reimbursement or waiver numbers are reflected in the line for "Total Annual Fund Operating Expenses After Contractual Reimbursement or Waiver." These reimbursements or waivers will last expire between December 31, 2003 and March 31, 2004.

                               GENERAL INFORMATION

The United States Life Insurance Company in the City of New York

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL's home office address is 830 Third Avenue, New York, New York 10022. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of USL and its affiliates. The commitments under the Policies are USL's, and AIG has no legal obligation to back those commitments.

     USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VL-R

     We hold the Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R (the "Separate Account"). The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on August 8, 1997 under New York law.

     For record keeping and financial reporting purposes, the Separate Account is divided into 53 separate "divisions," 50 of which correspond to the 50 variable "investment options" under the Policy. The remaining 3 divisions, and some of these 50 divisions, represent investment options available under other variable life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

     The assets in the Separate Account are our property. The assets in the Separate Account would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to the Separate Account. Our other creditors could reach only those Separate Account assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to the Separate Account.

Additional Information

     We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this Prospectus describes how you can obtain a copy of the SAI.

Communication with USL

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     Administrative Center. The Administrative Center provides service to all Policy owners. For applicants, your USL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. See USL's addresses under "Contact Information" on page 5.

     General. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5.

     You must make the following requests in writing:

          .   transfer of accumulation value;
          .   loan;
          .   full surrender;
          .   partial surrender;
          .   change of beneficiary or contingent beneficiary;
          .   change of allocation percentages for premium payments;
          .   change of allocation percentages for policy deductions;
          .   loan repayments or loan interest payments;
          .   change of death benefit option or manner of death benefit payment;
          .   change in specified amount;
          .   addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds; and
          .   tax withholding elections.

     You should mail or express these requests to the Administrative Center address shown under "Contact Information" on page 5. You should also communicate notice of the last surviving contingent insured's death, and related documentation, to our Administrative Center address.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center or from your USL representative. Each communication must include your name, Policy number and the contingent insureds' names. We cannot process any requested action that does not include all required information.

Variable Investment Options

     We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund describes its type (for example, money market fund, growth fund, equity fund, etc.), except for the Funds with a footnote 1 next to their name. For these Funds, whose name does not describe their type, we provide that information immediately following the table. Fund sub-advisers are shown in parenthesis.

                            Variable Investment Options                           Investment Adviser (sub-adviser, if applicable)
      ------------------------------------------------------------------------ -----------------------------------------------------
       AIM V.I. International Growth Fund - Class I                             A I M Advisors, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       AIM V.I. Premier Equity Fund - Class I                                   A I M Advisors, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       Alger American MidCap Growth Portfolio - Class O Shares                  Fred Alger Management, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       Alger American Leveraged AllCap Portfolio - Class O Shares/1/            Fred Alger Management, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       American Century VP Value Fund                                           American Century Investment Management, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       Credit Suisse Small Cap Growth Portfolio                                 Credit Suisse Asset Management, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       Dreyfus IP MidCap Stock Portfolio - Initial shares                       The Dreyfus Corporation
      ------------------------------------------------------------------------ -----------------------------------------------------
       Dreyfus VIF Quality Bond Portfolio - Initial shares                      The Dreyfus Corporation
      ------------------------------------------------------------------------ -----------------------------------------------------
       Dreyfus VIF Developing Leaders Portfolio - Initial shares/1/             The Dreyfus Corporation
      ------------------------------------------------------------------------ -----------------------------------------------------
       Fidelity VIP Asset Manager(SM) Portfolio - Service Class 2/1/            Fidelity Management & Research Company
                                                                                (FMR Co., Inc.)
                                                                                (Fidelity Management & Research (U.K.) Inc.)
                                                                                (Fidelity Management & Research (Far East) Inc.)
                                                                                (Fidelity Investments Money Management, Inc.)
                                                                                (Fidelity Investments Japan Limited)
      ------------------------------------------------------------------------ -----------------------------------------------------
       Fidelity VIP Contrafund(R)Portfolio - Service Class 2/1/                  Fidelity Management & Research Company
                                                                                (FMR Co., Inc.)
                                                                                (Fidelity Management & Research (U.K.) Inc.)
                                                                                (Fidelity Management & Research (Far East) Inc.)
                                                                                (Fidelity Investments Japan Limited)
      ------------------------------------------------------------------------ -----------------------------------------------------
       Fidelity VIP Equity-Income Portfolio - Service Class 2                   Fidelity Management & Research Company
                                                                                (FMR Co., Inc.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       Fidelity VIP Growth Portfolio - Service Class 2                          Fidelity Management & Research Company
                                                                                (FMR Co., Inc.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       Fidelity VIP Mid Cap Portfolio - Service Class 2                         Fidelity Management & Research Company
                                                                                (FMR Co., Inc.)
                                                                                (Fidelity Management & Research (U.K.) Inc.)
                                                                                (Fidelity Management & Research (Far East) Inc.)
                                                                                (Fidelity Investments Japan Limited)
      ------------------------------------------------------------------------ -----------------------------------------------------
       Franklin Templeton U.S. Government Fund - Class 2                        Franklin Advisers, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       Franklin Templeton Mutual Shares Securities Fund - Class 2/1/            Franklin Mutual Advisers, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       Franklin Templeton Foreign Securities Fund - Class 2                     Templeton Investment Counsel, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       Franklin Templeton Small Cap Value Securities Fund - Class 2             Franklin Advisory Services, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       Janus Aspen Mid Cap Growth Portfolio - Service Shares                    Janus Capital
      ------------------------------------------------------------------------ -----------------------------------------------------
       Janus Aspen International Growth Portfolio - Service Shares              Janus Capital
      ------------------------------------------------------------------------ -----------------------------------------------------
       Janus Aspen Worldwide Growth Portfolio - Service Shares                  Janus Capital
      ------------------------------------------------------------------------ -----------------------------------------------------
       JPMorgan Mid Cap Value Portfolio                                         J.P. Morgan Investment Management Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       JPMorgan Small Company Portfolio                                         J.P. Morgan Investment Management Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       MFS(R)Capital Opportunities Series                                       Massachusetts Financial Services Company
      ------------------------------------------------------------------------ -----------------------------------------------------
       MFS(R)Emerging Growth Series                                             Massachusetts Financial Services Company
      ------------------------------------------------------------------------ -----------------------------------------------------
       MFS(R)New Discovery Series/1/                                            Massachusetts Financial Services Company
      ------------------------------------------------------------------------ -----------------------------------------------------
       MFS(R)Research Series                                                    Massachusetts Financial Services Company
      ------------------------------------------------------------------------ -----------------------------------------------------
       Neuberger Berman AMT Mid-Cap Growth Portfolio                            Neuberger Berman Management Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       Oppenheimer Multiple Strategies Fund/VA/1/                               OppenheimerFunds, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       Oppenheimer Global Securities Fund/VA                                    OppenheimerFunds, Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------
       PIMCO VIT Real Return Portfolio - Administrative Class                   Pacific Investment Management Company, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       PIMCO VIT Short-Term Portfolio - Administrative Class                    Pacific Investment Management Company, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       PIMCO VIT Total Return Portfolio - Administrative Class                  Pacific Investment Management Company, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       Putnam VT Diversified Income Fund - Class IB                             Putnam Investment Management, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       Putnam VT Growth and Income Fund - Class IB                              Putnam Investment Management, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------

                                       18            (See footnotes on page 19.)

                            Variable Investment Options                           Investment Adviser (sub-adviser, if applicable)
      ------------------------------------------------------------------------ -----------------------------------------------------
       Putnam VT International Growth and Income Fund - Class IB                Putnam Investment Management, LLC
      ------------------------------------------------------------------------ -----------------------------------------------------
       SunAmerica Aggressive Growth Portfolio - Class A                         AIG SunAmerica Asset Management Corp
      ------------------------------------------------------------------------ -----------------------------------------------------
       SunAmerica Balanced Portfolio - Class A                                  AIG SunAmerica Asset Management Corp.
      ------------------------------------------------------------------------ -----------------------------------------------------
       UIF Equity Growth Portfolio - Class I                                    Morgan Stanley Investment Management Inc.
                                                                               (d/b/a Van Kampen)
      ------------------------------------------------------------------------ -----------------------------------------------------
       UIF High Yield Portfolio - Class I                                       Morgan Stanley Investment Management Inc.
                                                                               (d/b/a Van Kampen)
      ------------------------------------------------------------------------ -----------------------------------------------------
       VALIC Co. I International Equities Fund                                  VALIC (AIG Global Investment Corp.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       VALIC Co. I Mid Cap Index Fund                                           VALIC (AIG Global Investment Corp.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       VALIC Co. I Money Market I Fund                                          VALIC (AIG SunAmerica Asset Management
                                                                                Corp.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       VALIC Co. I Nasdaq-100(R)Index Fund                                      VALIC (AIG Global Investment Corp.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       VALIC Co. I Science & Technology Fund                                    VALIC (T. Rowe Price Associates, Inc.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       VALIC Co. I Small Cap Index Fund                                         VALIC (AIG Global Investment Corp.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       VALIC Co. I Stock Index                                                  VALIC (AIG Global Investment Corp.)
      ------------------------------------------------------------------------ -----------------------------------------------------
       Vanguard High Yield Bond Portfolio                                       Wellington Management Company, LLP
      ------------------------------------------------------------------------ -----------------------------------------------------
       Vanguard REIT Index Portfolio                                            The Vanguard Group
      ------------------------------------------------------------------------ -----------------------------------------------------
       Van Kampen LIT Growth and Income Portfolio - Class I                     Van Kampen Asset Management Inc.
      ------------------------------------------------------------------------ -----------------------------------------------------

--------------------------------

/1/ The Fund type for Alger American Leveraged AllCap Portfolio-Class O Shares is equity growth.
     The Fund type for Dreyfus VIF Developing Leaders Portfolio - Initial shares is small cap.
     The Fund type for Fidelity VIP Asset Manager(SM) Portfolio - Service Class 2 is high return.
     The Fund type for Fidelity VIP Contrafund(R) Portfolio - Service Class 2 is capital appreciation.
     The Fund type for Franklin Templeton Mutual Shares Securities Fund - Class 2 is capital appreciation.
     The Fund type for MFS New Discovery Series is small cap growth.
     The Fund type for Oppenheimer Multiple Strategies Fund/VA is total return.

     You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their Prospectuses, which accompany this Prospectus. You should carefully read the Funds' Prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

     We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 40.

     We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees paid directly by PIMCO VIT for services we perform.

     We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

Voting Privileges

     We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized. We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

     We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 43. The "daily charge" described on page 40 and the fees and expenses of the Funds discussed on page 11 do not apply to the Fixed Account.

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an effective annual rate of at least 3%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Preliminary Information Statement and Policy Summary

     We will provide you with a Buyer's Guide and a preliminary information statement illustrating some of the values and benefits of your Policy at the time of policy application. If you request us to do so when you apply for your Policy, we will furnish you with additional preliminary information statements based on other characteristics. These characteristics could include different annual investment returns, your choice of investment options which show your premium payment invested in percentages of your choice, the weighted average of Fund expenses, and other differences you request. We will also provide you with a policy summary at the time that your Policy is delivered demonstrating the values and benefits contained in your Policy as issued. Copies of the Buyer's Guide and preliminary information statement are provided free of charge.

                                 POLICY FEATURES

Death Benefits

     Your specified amount of insurance. In your application to buy a Platinum Investor Survivor II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We also provide a guarantee of a death benefit equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period" benefit. We provide more information about the specified amount and the guarantee period benefit under "Monthly guarantee premiums," beginning on page 25. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and how much supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We also guarantee a death benefit equal to the initial specified amount (less any indebtedness) and any benefit riders during the first 5 Policy years. We provide more information about this benefit and the specified amount under "Monthly guarantee premiums," beginning on page 25 and under "Base coverage and supplemental coverage" beginning on page 23. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     Your death benefit. You may choose between two death benefit options under the Policy. You can choose Option 1 or Option 2 at the time of your application or at any later time before the death of the last surviving contingent insured. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is

     . Option 1--The specified amount on the date of the last surviving contingent insured's death.

     . Option 2--The sum of (a) the specified amount on the date of the last surviving contingent insured's death and (b) the Policy's accumulation value as of the date of the last surviving contingent insured's death.

     See "Partial surrender" on page 34 for more information about the effect of partial surrenders on the amount of the death benefit.

     Under Option 2, your death benefit will tend to be higher than under Option
1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

     Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

     Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

     Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests at issue, and, once elected, the choice may not be changed.

     If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, so long as the death benefit is large enough compared to the accumulation value to meet the test requirements.

     The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

     If you selected death benefit Option 1 or Option 2 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

     Under federal tax law rules, if you selected death benefit Option 1 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to a level where the required minimum death benefit becomes applicable. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1.

     If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher required minimum death benefit.)

     If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page __ of your Policy. The required minimum death benefit percentage varies based on the insurance characteristics of the contingent insureds. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user and female non-tobacco-user both preferred premium class and issue age 55.

                          APPLICABLE PERCENTAGES UNDER
                          CASH VALUE ACCUMULATION TEST

        Policy
        Year    1      2      3      5      10     20     30     40     45

        %       313%   301%   290%   268%   222%   159%   126%   111%   104%


     If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the younger contingent insured's age is 40 or less, and decreases each year thereafter to 100% when the younger contingent insured's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages between 40 to 95 are set forth in the following table.

                          APPLICABLE PERCENTAGES UNDER
                             GUIDELINE PREMIUM TEST

        Younger
        Contingent
        Insured's
        Age*       40    45    50    55     60     65     70     75     95+

        %          250%  215%  185%  150%   130%   120%   115%   105%   100%

        *Age nearest birthday at the beginning of the Policy year in which the last surviving contingent insured dies. We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

     Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

Base Coverage and Supplemental Coverage

     The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $500,000 and at least 10% of the total must be base coverage when you purchase the Policy.

     Generally, if you choose supplemental coverage instead of base coverage, you will reduce your total charges and increase your accumulation value on a current charge basis. The more supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value, on a current charge basis.

     You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

     .    Supplemental coverage has no surrender charges;

     . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage; and

     .    The monthly expense charge does not apply to supplemental coverage.

     You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must be base coverage. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge.

     You can use the mix of base and supplemental coverage to emphasize your own objectives. Before deciding how much, if any, supplemental coverage you should have, you should discuss with your USL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

     Increases after age 90. We allow you to increase your supplemental coverage after the older contingent insured reaches age 90 and until the younger contingent insured reaches age 99 (or would have reached age 99, if deceased), but only under certain very limited conditions:

     . Increases are allowed only if a third party loans you the funds that you use to pay the Policy's premiums;

     . the specified amount we approve through underwriting at the time the Policy is issued is the maximum specified amount permitted after the increase; and

     . you must purchase the return of premium death benefit rider when the Policy is issued and keep the rider in force at all times.

     You may be required to purchase additional base coverage because you must still maintain at least 10% of your specified amount as base coverage. You should also keep in mind that the charges for supplemental coverage are higher the longer you own the Policy.

Premium Payments

     Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. We can refuse to accept a subsequent premium payment that is less than $25. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 28, will be allocated upon receipt to the available investment options you have chosen.

     Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 45. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

     Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 27).

     Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "The United States Life Insurance Company in the City of New York," or "USL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your USL representative or from our Administrative Center.

     Planned periodic premiums. Page __ of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the first 5 Policy year benefit (described under "Monthly guarantee premiums" on page 25) remains in effect ("Cash surrender value" is explained under "Full surrender" on page 7.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, or that the first 5 Policy year benefit is not in effect, as a result of the market performance and/or deductions we periodically make from your accumulation value.

     Monthly guarantee premiums. Page __ of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

     We provide this benefit for the first 5 Policy years for all Policies. On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums plus any partial surrenders for all Policy months to date, including the Policy month then starting. (Policy months are measured from the "Date of Issue" that will also be shown on page __ of your Policy.) So long as at least this amount of premium payments has been paid by the beginning of that

Policy month, during this guarantee benefit, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value.

     Also, during the first 5 Policy years, whenever you increase or decrease your specified amount, we calculate a new monthly guarantee premium, so the amount you must pay to keep this benefit in force will increase or decrease depending on whether you increase or decrease your specified amount. If you add or increase a benefit rider, your monthly guarantee premium will increase. If you remove or decrease a benefit rider, your monthly guarantee premium will decrease. The more supplemental coverage you choose, the higher your monthly guarantee premiums.

     The period of coverage for this benefit is unaffected by the contingent insureds' ages at the Policy's date of issue or your choice of base coverage and supplemental coverage. The period for this benefit will not be extended or otherwise changed by changes in the specified amount, the addition, deletion or change in benefit riders, or by reinstatement of the Policy.

     Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown on page 5 or return it to the USL representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

     Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We may charge you $25 for each additional transfer. We do not currently assess this charge but reserve the right to do so in the future. You may make transfers from the variable investment options at any time. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the Fixed Account is limited to the greater of:

     . 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary; or

     . the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

     Unless you are transferring the entire amount you have in an investment option, including the Fixed Account, each transfer must be at least $500. See "Additional Rights That We Have" on page 39.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

     Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 29.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

     Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges indefinitely with notice to prevent market timing efforts that could disadvantage other Policy owners.

Changing the Specified Amount of Insurance

     Increase in coverage. At any time while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages, gender and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge:

     . applies to any amount of the increase that you request as base (rather than supplemental) coverage; and

     .    applies for up to 14 Policy years following the increase.

     You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of:

     .    $500,000, and

     . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion; and

     . against the specified amount provided under the original application, with the decrease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in base coverage will not reduce the monthly charge per $1,000 of base coverage or the amount of time for which we assess this charge.

Changing Death Benefit Options

     Change of death benefit option. You may at any time before the death of the last surviving contingent insured request us to change your coverage from death benefit Option 1 to Option 2 or vice-versa.

     . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. We will apply a reduction in your Policy's specified amount in the same order as set out under "Decrease in coverage" on page 28, as long as your base coverage is at least 10% of the specified amount. We will not charge a surrender charge for this reduction in specified amount.

     . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. The entire increase in the specified amount will be applied to the last coverage added (either base or supplemental) which has not been removed. For the purpose of this calculation, if the base and supplemental coverages were issued on the same date, we will consider the supplemental coverage to have been issued later.

     Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 45 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

     Effect of changes in insurance coverage on guarantee benefit. A change in coverage does not result in termination of the guarantee benefit, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page 25.

Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date" or a "business day."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insureds' premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in either of the contingent insureds health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Administrative Center by writing to the address shown on page 5 of this prospectus or from your USL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium classes. The day we begin to deduct charges will appear on page __ of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases or decreases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise your right to return your Policy described under "Free look period" on page 26 of this prospectus, your coverage will end when you deliver it to your USL representative, or if you mail it to us, the date it is postmarked; and

     . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

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Reports to Policy Owners

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                            ADDITIONAL BENEFIT RIDERS

Riders

     You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page __ of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

     Maturity Extension Rider. This rider gives you the option to extend the Policy's maturity date beyond what it otherwise would be, at any time before the original maturity date. Once you select this rider, if you have not already elected to extend the maturity date, we will notify you of this right 60 days before maturity. If you do not then elect to extend the maturity date before the original maturity date, the rider will terminate and the maturity date will not be extended. You have two versions of this rider from which to choose, the Accumulation Value version and the Death Benefit version. Either or both versions may not be available in your state.

                  The Accumulation Value version provides for a death benefit after your original maturity date that is equal to the accumulation value on the date of the last surviving contingent insured's death. The death benefit will be reduced by any outstanding Policy loan amount. There is no charge for this version until you reach your original maturity date. After your original maturity date, we will charge a monthly fee of no more than $10.

                  The Death Benefit version provides for a death benefit (after the death of the last surviving contingent insured) after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount.

                  We will charge you the following amounts under the death benefit version:

                  . A monthly fee of no more than $30 for each $1000 of the net amount at risk. This fee begins 9 years before your original maturity date and terminates on your original maturity date; and

                  . A monthly fee of no more than $10. This fee begins on your original maturity date if you exercise your right under the rider to extend your original maturity date.

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

          Nine years and 60 days before your original maturity date, we will notify you that you will incur these charges if you keep the rider. You will then have until your original maturity date to terminate the rider and with it, your right to extend your original maturity date. If you terminate the rider at any time within this nine year and 60 day period, there will be no further charges and you will receive no benefit.

     Both versions of the rider may be added at any time to an existing Policy up until the same nine year and 60 day period before your original maturity date. In Illinois you may select either version of the rider only after we issue your Policy.

     There are features common to both riders in addition to the $10 maximum monthly fee. Only the insurance coverage associated with the Policy will be extended beyond your original maturity date. We do not allow additional premium payments, new loans, or changes in specified amount after your original maturity date. The only charge we continue to automatically deduct after the original maturity date is the daily charge described on page 40. Once you have exercised your right to extend your original maturity date, you cannot revoke it. You can, however, surrender your Policy at any time.

     Extension of the maturity date beyond the younger contingent insured's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

     Return of Premium Death Benefit Rider.

          . This rider provides additional term life insurance coverage on the life of the last surviving contingent insured. The amount of additional insurance varies so that it always equals the cumulative amount of premiums paid under the Policy (subject to certain adjustments).

          . You may purchase this rider only as of the date of issue and only if you have selected death benefit Option 1.

          . The use of this rider increases the specified amount, which results in a change in the net amount at risk. As a result, the rider increases the monthly insurance charge.

          . This rider terminates if you change from death benefit Option 1 to death benefit Option 2. However, the monthly insurance charge is not reduced when the rider terminates.

          .    There is no other separate fee for this rider.

     Single Life Annually Renewable Term Insurance Rider.

          . This rider allows you to provide term single life insurance on the life of either or both of the contingent insureds. We will pay a death benefit upon the death

          . of the contingent insured on whose life you purchased the rider. The death benefit is in addition to any death benefit we pay under the Policy.

          . You can purchase this rider on the life of a contingent insured who is younger than age 75.

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

          . You cannot purchase this rider on the life of a contingent insured if the premium class for that contingent insured is uninsurable.

          .    This rider terminates at age 75 of the covered insured.

          . The maximum cost of this rider is $6.66 per thousand of the rider's specified amount.

          . You may purchase this rider only at the time we issue your Policy.

     Split Policy Exchange Rider. This rider provides you with the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this right, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued. Here are the additional features about this rider:

     . You can choose to exchange only if the contingent insureds were married to one another and have divorced, the federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies.

     . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other.

     . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when this rider is exercised.

     .    The Policy terminates when we issue the new policies.

Tax Consequences of Additional Rider Benefits.

     Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page
45. You should consult a qualified tax adviser.

                              POLICY TRANSACTIONS

     The transactions we describe below may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 21. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 40.

Withdrawing  Policy Investments

     Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor Survivor II Policy will have any cash surrender value during at least the first year unless you pay significantly more than the monthly guarantee premiums.

     Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $500,000.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the specified amount provided under the original application, with the decrease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

We will deduct any remaining surrender charge that is associated with any portion of your Policy's base amount of coverage that is canceled. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

     There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

     Option to exchange Policy during first 18 months. Under New York law, at any time during the first 18 months from the Date of Issue of your Policy, and while the Policy is in force on a premium paying basis, it may be exchanged for any general account fixed benefit plan of life insurance offered by us, subject to the following conditions:

     . the new policy will be issued with the same Date of Issue, insurance age, and risk classification as your Policy;

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

     . the amount of insurance will be the same as the initial amount of insurance under your Policy;

     . the new policy may include any additional benefit rider included in this Policy if such rider is available for issue with the new policy;

     . the exchange will be subject to an equitable premium or cash value adjustment that takes appropriate account of the premiums and cash values under the original and new policies; and

     .    evidence of insurability will not be required for the exchange.

Right to convert in the event of a material change in investment policy. Under New York law, if there is a material change in the investment policy of the Separate Account USL VL-R which has been approved by the Superintendent of the New York Department of Insurance, and you object to such change, you shall have the option to convert, without evidence of insurability, to a general account fixed benefit life insurance policy within 60 days after the later of: (1) the effective date of such change in investment policy; or (2) the receipt of the notice of the options available.

If you convert your Policy, your Accumulation Value will be transferred to your new policy and any remaining surrender charge on your old Policy will be waived. However, there may be a surrender charge on your new policy. This conversion is similar to an internal exchange under Section 1035 of the Code.

     Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less our estimate of three month's charges and less the interest that will be payable on your loan through your next Policy anniversary. The minimum amount you can borrow is $500, or, if less, the entire remaining loan value. These rules are not applicable in all states.

     We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed effective annual rate of 4.0% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

     You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

     You may repay all or part (but not less than $10 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

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

     Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

     . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

     . if less, your Policy's maximum remaining loan value at that Policy anniversary.

     We will always credit your preferred loan collateral amount at a guaranteed effective annual rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

     . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

     .    will never exceed an effective annual rate of 4.25%.

     Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page __ of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 100th birthday, unless you have elected the Maturity Extension Rider. See "Additional Benefit Riders - Riders - Maturity Extension Rider," on page 31.

     Tax considerations. Please refer to "Federal Tax Considerations" on page 45 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which will result in adverse tax consequences.

                                 POLICY PAYMENTS

Payment Options

     The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days of the last surviving contingent insured's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days of full surrender or the maturity date.

     The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

     The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

     .    Option 1--Equal monthly payments for a specified period of time.

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

     . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

     . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     . Option 4--Proceeds left to accumulate at an interest rate of 3% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The Payee can also request a partial withdrawal of any amount of $500 or more.

     Additional payment options may also be available with our consent. We have the right to reject any payment option, if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

     Interest rates that we credit under each option will be at least 3%.

     Change of payment option. The payee may give us written instructions to change any payment option the payee elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, the Policy owner or the beneficiary may have tax consequences. The Policy owner or the beneficiary should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

The Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the last surviving contingent insured's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account USL VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account USL VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as determined by USL, the SEC or other appropriate regulatory authority, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     .    the SEC by order permits the delay for the protection of owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account USL VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

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

     . We cannot challenge an additional benefit rider that provides benefits if either contingent insured becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

     Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                         ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

     . operate Separate Account USL VL-R under the direction of a committee or discharge such a committee at any time;

     . operate Separate Account USL VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account USL VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations.

     Underwriting and premium classes. We have seven premium classes we use to decide how much the monthly insurance charges under any particular Policy will be: preferred non- tobacco, standard non-tobacco, preferred tobacco, standard tobacco, special non-tobacco, special tobacco and uninsurable. They are each described in your Policy.

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

     The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

     Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     Policies purchased through term life conversions. We maintain rules about how to convert term insurance to a Platinum Investor PLUS Policy. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

     Variations in expenses or risks. USL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy. The New York Department of Insurance may require that we seek its prior approval before we make some of these changes.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                            CHARGES UNDER THE POLICY

     Premium tax charge. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

     Premium expense charge. After we deduct the applicable premium tax from your premium payment, we will deduct 5.0% from the remainder of all premium payments received each year. We may lower this percentage deduction but it is guaranteed never to exceed 5.0%. USL receives this charge to cover sales expenses, including commissions.

     Daily charge (mortality and expense risk fee). We will deduct a daily charge at an effective annual rate of 0.75% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 15 years, however, we will reduce this rate to an effective annual rate of 0.50%, and after 30 years, to an effective annual effective rate of 0.15%. Although the years for the reduction of rates may not be changed, we may lower these current rates but they can never exceed the rates set forth in this paragraph. USL receives this charge to pay for our mortality and expense risks.

     Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the "Monthly Administration Fee" shown on page __ of your Policy. USL receives this charge to pay for the cost of administrative services we provide under the Policies.

     Monthly expense charge (per $1,000 of base coverage). The Policies have a monthly expense charge which will be deducted during the first four Policy years, and during the first four years of any increase in base coverage. We will apply this four year monthly expense charge only to the base coverage portion of the specified amount. Any decrease in base coverage will not change the monthly expense charge. This charge varies according to the amount of base coverage and the ages, gender and the premium classes of both of the contingent insureds. This charge can range from a maximum of $____ for each $1,000 of the base coverage portion of the specified amount to a minimum of $____ for each $1,000 of base coverage. The representative (referred to as "Example" in the Table of Charges on page 11) charge is $____ for each $1,000 of base coverage. USL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

     .    greater amounts at risk result in a higher monthly insurance charge;
          and

     . higher cost of insurance rates also result in a higher monthly insurance charge.

     Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are not greater than the guaranteed maximum rates for insured persons in all age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

     In general, the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older. Also our cost of insurance rates will generally be lower if one or both of the contingent insureds is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. On the other hand, contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

     Under New York law, any changes in the cost of insurance rates, interest rates, mortality and expense charges, percentage of premium charges or the monthly administration fee will be based on our expectations as to investment earnings, mortality, persistency and expenses (including, reinsurance costs and applicable tax charges). Such changes in Policy cost factors will be determined in accordance with procedures and standards on file with the New York Department of Insurance and will be determined at least every five years.

     Under New York law, a portion of our cost of insurance rates is used to recover acquisition costs associated with issuing your Policy. Such charges are higher in the early Policy years. USL receives this charge to also fund the death benefits we pay under the Policies.

     Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the contingent insureds or the specific coverage you choose under the rider. The riders we offer are two versions of the maturity extension rider, return of premium death benefit rider, and single life annually renewable term insurance rider. The riders are described beginning on page 31, under "Additional Benefit Riders and Options." The specific charges for any rider you choose are shown on page __ of your Policy. USL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

     Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

     The surrender charge period depends on the age of the younger of the contingent insureds. The amount of the surrender charge depends on the age, gender and premium classes of both of the contingent insureds. Your Policy's surrender charge will be found in the table beginning on page __ of the Policy. As shown in the Tables of Charges on page 11, the maximum surrender charge is $_____ per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $____ per $1,000 of the base coverage (or any increase in the base coverage). The representative (referred to as "Example" in the Table of Charges) surrender charge is $_____ per $1,000 of base coverage (or any increase in the base coverage).

     The surrender charge decreases on an annual basis beginning in the second year of its 14 year period referred to above until, in the fifteenth year, it is zero. These decreases are also based on the age, gender and premium classes of both of the contingent insureds.

     We are permitted to not charge some or all of the surrender charges under certain limited circumstances, according to the terms of a Policy endorsement.

     We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page 34 and "Change of death benefit option" beginning on page 28.

     For those Policies that lapse in the first 14 Policy years, USL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher premiums and higher charges, including higher surrender charges. The older and the greater health risk the contingent insureds are when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the contingent insureds' age, sex and premium classes to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

     Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. USL receives this charge to help pay for the expense of making a partial surrender.

     Transfer fee. We may charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. We do not currently assess this charge but reserve the right to do so in the future. This charge will be deducted from the investment options in the same ratio as the requested transfer. USL receives this charge to help pay for the expense of making the requested transfer.

     Policy loans. We will charge you interest on any loan at an effective annual rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an effective annual rate of 4.25%. USL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" beginning on page 35.

     Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

     For a further discussion regarding these charges, see "More About Policy Charges" on page 43.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

                               ACCUMULATION VALUE

     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 40 under "Premium tax charge" and "premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 44 of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

     Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 40 under "Charges Under the Policy."

     You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your USL representative or from the Administrative Center. The location and the telephone number is shown under "Contact Information" on page 5.

     We invest any accumulation value you have allocated to the Fixed Account option as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 43. The "daily charge" described on page 40 and the fees and expenses of the Funds discussed on page 11 do not apply to the Fixed Account.

     Policies are "non-participating." You will not be entitled to any dividends from USL.

                         POLICY LAPSE AND REINSTATEMENT

     During the first 5 Policy year benefit period discussed on page 25, your Policy will not enter a grace period or terminate if the Monthly Guarantee Premium has been met. After expiration of this benefit, if your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you in a letter and give you a grace period of 61 days to pay an amount of premiums that we determine will cover estimated monthly charges for three months to avoid lapse of the Policy. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the policy lapsed is still living and meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                           FEDERAL TAX CONSIDERATIONS

     Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     Although USL believes that the Policies are in compliance with Section 7702 of the Code at issue, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor II Policies, will meet the Section 7702 definition of a life insurance contract.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract,"as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

     If, at any time during the first seven Policy years:

     .    you have paid a cumulative amount of premiums;

     . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

     . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

     then your Policy will be a modified endowment contract.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     The Company has procedures in place, including Policy owner notification, to prevent additional premium payments from causing your Policy to become a modified endowment contract.

     A life insurance policy that is received in a tax free 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Rider benefits. The premium payments and any death benefits to be paid under any term insurance rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, a term rider may be determined to constitute a "qualified additional benefit" as that term is defined in Section 7702 of the Internal Revenue Code. The death benefit to be paid under a rider that is a "qualified additional benefit" will not be treated as a future benefit of the Policy for tax purposes. The premium payments for the same rider, however, will be treated as future benefits for purposes of compliance with Section 7702. You should consult a qualified tax adviser regarding any term rider you may purchase.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the contingent insureds' lifetimes and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while either contingent insured is still living will be taxed on an "income-first" basis. Distributions:

     . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

     . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

     . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

     For modified endowment contracts, your basis:

     .    is similar to the basis described above for other policies; and

     . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .    to taxpayers 59 1/2 years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Taxation of Split Policy Exchange Rider. You can split the Policy into two other single life insurance policies under the Split Policy Exchange Rider. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under Section 1035 of the Code. This could include, among other things, recognition as taxable income on amounts up to any gain in the Policy at the time of the exchange.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account USL VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the
Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account USL VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account USL VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that USL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account USL VL-R.

     Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit.

     The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $1 million for decedents dying in 2003. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Internal Revenue Code will thereafter be applied and administered as if these provisions had not been enacted.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million ($1,120,000 in 2003 indexed for inflation). Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. On July 3, 2002, the Treasury and the IRS, following up on Notice 2002-8, 2002-4 I.R.B. 396 (January 3, 2002) issued proposed regulations on the tax treatment of split dollar arrangements. The proposed regulations generally retain the approach of Notice 2002-8, but expand the scope of and elaborate on the guidance provided in that Notice.

     The proposed regulations provide two mutually exclusive regimes for tax split dollar arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non- owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. The guidance of the proposed regulations would apply to split dollar arrangements entered into or materially modified after the date of publication of final regulations. Notice 2002-8 will govern the tax treatment of split dollar arrangements entered into on or before the publication of final regulations.

     In addition, it should be noted that split dollar arrangement characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

     Finally, Treasury and the IRS on August 16, 2002 issued Notice 2002-59, 2002-36 I.R.B. 1 (August 16, 2002). The purpose of Notice 2002-59 is to explicitly state the IRS' position that any arrangement designed to understate the value of benefits under a life insurance contract will not be respected. Notice 2002-59 addresses all split dollar arrangements including "reverse" split dollar arrangements, that uses inappropriately high current term insurance rates, prepayment of premiums, or other techniques to confer policy benefits other than life insurance protection on another party. Purchasers of life insurance policies are strongly advised to consult with a qualified tax advisor to determine the tax treatment resulting from a split dollar arrangement.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining P.S. 58 costs are being revised by the IRS and may change.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insureds' consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account USL VL-R in our federal income tax return, but we currently pay no income tax on Separate Account USL VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account USL VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account USL VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account USL VL-R or allocable to the Policy.

     Certain Funds in which your accumulation value is invested may elect to pass through to USL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. Congress passed tax legislation on May 26, 2001 which modified existing estate tax law. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the contingent insureds or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                                LEGAL PROCEEDINGS

     USL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, USL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on USL's results of operations and financial position.

     The principal underwriter and distributor of the Policies, American General Equity Services Corporation ("AGESC"), offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the SAI.

                              FINANCIAL STATEMENTS

     The Financial Statements of USL can be found in the SAI. Please see the back cover of this Prospectus for information on how to obtain a copy of the SAI.

                       INDEX OF SPECIAL WORDS AND PHRASES

This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                                     Page to
                                                                 see in this
Defined Term                                                      Prospectus
------------                                                      ----------
accumulation value.................................................      8
Administrative Center..............................................      5
automatic rebalancing..............................................     27
base coverage......................................................     23
basis..............................................................     47
beneficiary........................................................     37
cash surrender value...............................................      7
cash value accumulation test.......................................     22
close of business..................................................     29
Code...............................................................      9
contingent insured.................................................      6
cost of insurance rates............................................     41
daily charge.......................................................     40
date of issue......................................................     30
death benefit......................................................      6
dollar cost averaging..............................................     27
Fixed Account......................................................      8
full surrender.....................................................      7
grace period.......................................................     44
guarantee period...................................................     21
guideline premium test.............................................     22
investment options.................................................     44
lapse..............................................................      9
loan...............................................................      7
loan interest......................................................     35
loan value.........................................................      7
maturity, maturity date............................................     36
modified endowment contract........................................     46
monthly deduction day..............................................     30
monthly guarantee premium..........................................     25
monthly insurance charge...........................................     41
net amount at risk.................................................     12
Option 1, Option 2.................................................      6

                                                                     Page to
                                                                 see in this
Defined Term                                                      Prospectus
------------                                                      ----------
partial  surrender.................................................      7
payment options....................................................     36
planned periodic premiums..........................................     25
Policy loans.......................................................     35
Policy month, year.................................................     30
preferred loans....................................................     36
premium classes....................................................     39
premium payments...................................................     24
reinstate, reinstatement...........................................     44
required minimum death benefit.....................................     22
required minimum death benefit percentage..........................     22
Separate Account USL VL-R..........................................      1
seven-pay test.....................................................     46
specified amount...................................................      6
supplemental coverage..............................................     23
surrender..........................................................      7
transfers..........................................................      7
uninsurable........................................................     40
valuation date.....................................................     29
valuation period...................................................     29
variable investment options........................................     17

[LOGO] AIG American                     The United States Life Insurance Company
             General                                     in the City of New York

For additional information about the Platinum Investor Survivor II Policy and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated _______, 2003. We have filed the SAI with the SEC and have incorporated it by reference into this Prospectus. You may obtain a free copy of the SAI if you write us at our Home Office, which is located at 830 Third Avenue, New York, New York 10022 or call us at 1_____________. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the Platinum Investor Survivor II Policy, including, personalized illustrations of death benefits, cash surrender values, and cash values is available, without charge, upon request to the same address or phone number printed above.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the public reference room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.

Product issued by:
The United States Life Insurance Company in the City of New York
Member of American International Group, Inc.
2727-A Allen Parkway, Houston, TX 77019

Platinum Investor Survivor II Last Survivor Flexible Premium Variable Universal Life Insurance Policy Form Number 01206N

Available only in the state of New York

Distributed by American General Equity Services Corporation
Member NASD
Member of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by The United States Life Insurance Company in the City of New York are solely its responsibility. The United States Life Insurance Company in the City of New York is responsible for its own financial condition and contractual obligations.

                                                          ICA File No. 811-09359

(C)2003 American International Group, Inc. All rights reserved.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                            SEPARATE ACCOUNT USLVL-R

                        PLATINUM INVESTOR(SM) SURVIVOR II

         LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

                                    ISSUED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          VUL ADMINISTRATION DEPARTMENT

                    P.O. BOX 4880, Houston, Texas 77210-4880

        1-800-251-3720; 1-713-831-3913; Hearing Impaired: 1-888-436-5258

                       STATEMENT OF ADDITIONAL INFORMATION

                             Dated __________, 2003

        This Statement of Additional Information ("SAI") is not a prospectus. You should read it with the Prospectus for The United States Life Insurance Company in the City of New York Separate Account USL VL-R (the "Separate Account") dated __________, 2003, concerning the Platinum Investor Survivor II last survivor flexible premium variable life insurance Policies (the "Policy" or "Policies"). You can obtain a copy of the Prospectus for the Platinum Investor Survivor II Policies, and any Prospectus supplements, by contacting The United States Life Insurance Company in the City of New York ("USL") at the address or telephone numbers given above. Terms used in this SAI have the same meanings as are defined in the Prospectus under the heading "Index of Special Words and Phrases."

                                TABLE OF CONTENTS

GENERAL INFORMATION...............................................................................................3
USL...............................................................................................................3
   Separate Account USL VL-R......................................................................................3
SERVICES..........................................................................................................3
DISTRIBUTION OF THE POLICIES......................................................................................4
PERFORMANCE INFORMATION...........................................................................................5
   Performance Data...............................................................................................6
      Average Annual Total Return Calculations....................................................................6
      Fund Performance............................................................................................7
      VALIC Company I Money Market Investment Option Yield and Effective Yield Calculations.......................8
ADDITIONAL INFORMATION ABOUT THE POLICIES.........................................................................9
      Gender neutral policies.....................................................................................9
      Cost of insurance rates.....................................................................................9
      Certain arrangements........................................................................................9
   More About The Fixed Account..................................................................................10
      Our general account........................................................................................10
      How we declare interest....................................................................................10
   Adjustments to Death Benefit..................................................................................10
      Suicide....................................................................................................10
      Wrong age or gender........................................................................................10
      Death during grace period..................................................................................11
ACTUARIAL EXPERTS................................................................................................11
MATERIAL CONFLICTS...............................................................................................11
FINANCIAL STATEMENTS.............................................................................................12
   Separate Account Financial Statements.........................................................................12
   USL Financial Statements......................................................................................12
   Other Financial Statements....................................................................................12

                               GENERAL INFORMATION

USL

        We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of USL and its affiliates. The commitments under the Policies are USL's, and AIG has no legal obligation to back those commitments.

        USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

SEPARATE ACCOUNT USL VL-R

        We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R. Separate Account USL VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the separate account on August 8, 1997 under New York law.

        For record keeping and financial reporting purposes, Separate Account USL VL-R is divided into 50 separate "divisions," each of which corresponds to one of the 50 variable "investment options" available since the inception of the Policy. The 50 divisions are also currently available under other variable life policies offered by an affiliate of USL. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

        The assets in Separate Account USL VL-R are our property. The assets in Separate Account USL VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account USL VL-R. Our other creditors could reach only those Separate Account USL VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account USL VL-R. We act as custodian for the Separate Account's assets.

                                    SERVICES

        USL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. USL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware LLC established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas

77019-2191. Under the services agreement, AGLC provides shared services to USL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, auditing, accounting and legal services. During 2002, 2001, and 2000, $97,878,454, $86,168,095, and $73,483,037, respectively, was paid by USL to AGLC for these services.

                          DISTRIBUTION OF THE POLICIES

        American General Equity Services Corporation (formerly known as Franklin Financial Services Corporation) ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and a direct wholly-owned subsidiary of USL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and USL. AGESC also acts as principal underwriter for USL's other separate accounts and for the separate accounts of certain USL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

        The Policies are offered on a continuous basis.

        We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

        We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

        . 90% of the premiums received in the first Policy year up to a "target" amount;

        . 3% of the premiums up to the target amount received in each of Policy years 2 through 10;

        . 3% of the premiums in excess of the target amount received in each of Policy years 1 through 10;

        . 0.20% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 20;

        . 0.10% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year 20;

        . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

        . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

        At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 99% of the premiums we receive in the first Policy year.

        The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable.

        The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

        We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

        We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our subsidiary broker-dealer American General Securities Incorporated and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                             PERFORMANCE INFORMATION

        From time to time, we may quote performance information for the divisions of Separate Account USL VL-R in advertisements, sales literature, or reports to owners or prospective investors.

        We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

        We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

        Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

PERFORMANCE DATA

        The following tables show the past performance data for the Policies. The first table shows the average annual total return calculations of the variable investment options. The first table includes the Daily charge (mortality and expense risk charge) and all other noninsurance charges and fees, including premium expense charges and premium taxes.

        The second table shows the average annual total returns of the Funds underlying the variable investment options. The second table does not reflect the Daily charge (mortality and expense risk charge) or any other noninsurance or insurance-related charges and deductions of the Separate Account.

        Average Annual Total Return Calculations. Each variable investment option may advertise its average annual total return. We calculate each variable investment option's average annual total return quotation under the following standard method:

        . We take a hypothetical $10,000 investment in each variable investment option on the first day of the period at the maximum offering price ("initial investment").

        . We calculate the ending redeemable value ("redeemable value") of that investment at the end of 1, 3, 5 and 10 year period. If Average Annual Total Return for a variable investment option is not available for a stated period, we may show Average Annual Total Return since variable investment option inception. The redeemable value reflects the effect of the Daily charge (mortality and expense risk charge) and all other noninsurance charges and fees, including premium expense charges and premium taxes. We do not reflect any cost of insurance charges, monthly expense charges, surrender charges or any other insurance related charges in the calculation.

        .       We divide the redeemable value by the initial investment.

        . We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.

We do not show average annual total return quotations for the variable investment options because the Policies were first offered beginning __________, 2003. We will show average annual total return quotations when the data becomes available.

        Fund Performance. Each variable investment option may advertise the performance for the corresponding Fund in which it invests, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Fund in which the variable investment option invest may pre-date the effective date of the variable investment option being offered in the Policy.

        The table below provides the actual historical performance of the corresponding Fund in which each of these variable investment options invest. Unlike the previous table of variable investment option average annual total return calculations, the information in the table below does not reflect the Daily charge (mortality and expense risk charge) or any other noninsurance or insurance-related charges and deductions of the Separate Account. If these charges had been reflected, then the fund average annual total return quotations would have been lower than what is currently shown.

                        Fund Average Annual Total Returns
    without the deduction of any applicable noninsurance or insurance-related charges of the Separate Account
                           (Through December 31, 2002)

                                                                                                              SINCE       INVESTMENT
                                                                                                           INVESTMENT       OPTION
                                                                                                             OPTION       INCEPTION
                INVESTMENT OPTION                      1 YEAR       3 YEARS       5 YEARS       10 YEARS    INCEPTION        DATE
--------------------------------------------------     ------       -------       -------       --------   ----------     ----------
AIM V.I. International Growth Fund-Class I             (15.67)%      (22.00)%      (3.20)%        N/A         4.26%         5/5/1993
AIM V.I. Premier Equity Fund-Class I                   (30.26)%      (19.56)%      (2.19)%        N/A         7.84%         5/5/1993
Alger American MidCap Growth Portfolio - Class O
 Shares                                                (29.54)%      (10.41)%       4.32%         N/A        12.55%         5/3/1993
Alger American Leveraged AllCap Portfolio -
 Class O Shares                                        (33.91)%      (25.25)%       3.26%         N/A        13.56%        1/25/1995
American Century VP Value Fund                         (12.62)%        5.21%        3.89%         N/A         8.41%         5/1/1996
Credit Suisse Small Cap Growth Portfolio               (33.69)%      (23.03)%      (5.61)%        N/A         2.85%        6/30/1995
Dreyfus IP MidCap Stock Portfolio - Initial shares     (12.49)%       (2.86)%        N/A          N/A        (0.21)%        5/1/1998
Dreyfus VIF Quality Bond Portfolio - Initial
 shares                                                  7.76%         8.53%        6.20%        7.28%        8.20%        8/31/1990
Dreyfus VIF Small Cap Portfolio - Initial shares       (19.12)%       (4.89)%       0.46%       12.57%       24.43%        8/31/1990
Fidelity VIP Asset Manager(SM) Portfolio - Service
 Class 2                                                (9.03)%       (5.89)%       1.22%        6.93%        8.26%         9/6/1989
Fidelity VIP Contrafund(R)Portfolio - Service
 Class 2                                                (9.60)%       (9.66)%       3.53%         N/A        12.13%         1/3/1995
Fidelity VIP Equity-Income Portfolio - Service
 Class 2                                               (17.15)%       (5.31)%       0.13%        9.68%        9.97%        10/9/1986
Fidelity VIP Growth Portfolio - Service Class 2        (30.30)%      (20.19)%      (0.55)%       8.33%       10.33%        10/9/1986
Fidelity VIP Mid Cap Portfolio - Service Class 2       (10.02)%        5.00%         N/A          N/A        15.42%       12/28/1998
Franklin Templeton U.S. Government Fund - Class 2        9.77%         9.50%        6.89%        7.05%        7.84%        3/14/1989

                                                                                                              SINCE       INVESTMENT
                                                                                                           INVESTMENT       OPTION
                                                                                                             OPTION       INCEPTION
                INVESTMENT OPTION                      1 YEAR       3 YEARS       5 YEARS       10 YEARS    INCEPTION        DATE
--------------------------------------------------     ------       -------       -------       --------   ----------     ----------
Franklin Templeton Mutual Shares Securities Fund
 - Class 2                                             (11.81)%         2.25%        3.98%         N/A        6.60%        11/8/1996
Franklin Templeton Foreign Securities Fund -
 Class 2                                               (18.56)%       (12.59)%      (2.13)%       7.76%       6.63%         5/1/1992
Franklin Templeton Small Cap Value Securities
 Fund - Class 2                                         (9.26)%         8.88%         N/A          N/A        0.42%         5/1/1998
Janus Aggressive Growth Portfolio-Service Shares       (28.12)%       (33.34)%      (2.36)%        N/A        6.97%        9/13/1993
Janus International Growth Portfolio-Service
 Shares                                                (25.76)%       (21.88)%       0.01%         N/A        8.08%         5/2/1994
Janus Worldwide Growth Portfolio-Service Shares        (25.71)%       (21.54)%       0.33%         N/A       10.09%        9/13/1993
JPMorgan Mid Cap Value Portfolio                         0.82%           N/A          N/A          N/A        9.57%        9/28/2001
JPMorgan Small Company Portfolio                       (21.65)%       (13.87)%      (2.71)%        N/A        7.08%       12/31/1994
MFS Capital Opportunities Series                       (29.69)%       (19.67)%      (0.63)%        N/A        4.61%        8/14/1996
MFS Emerging Growth Series                             (33.76)%       (29.25)%      (3.43)%        N/A        4.69%        7/24/1995
MFS New Discovery Series                               (31.63)%       (13.98)%        N/A          N/A        2.61%         5/1/1998
MFS Research Series                                    (24.54)%       (17.31)%      (2.85)%        N/A        4.72%        7/26/1995
Neuberger Berman Mid-Cap Growth Portfolio              (29.34)%       (21.02)%       1.10%         N/A        4.22%        11/3/1997
Oppenheimer Multiple Strategies Fund/VA                (10.40)%        (0.85)%       3.05%        8.06%       9.13%         2/9/1987
Oppenheimer Global Securities Fund/VA                  (22.13)%       (10.38)%       5.41%       11.91%       9.39%       11/19/1990
PIMCO Real Return Portfolio-Admin. Class                17.77%         13.79%         N/A          N/A       12.63%        9/30/1999
PIMCO Short-Term Portfolio-Admin. Class                  3.02%          5.28%         N/A          N/A        5.29%        9/30/1999
PIMCO Total Return Portfolio-Admin. Class                9.07%          9.20%        7.05%         N/A        7.05%       12/31/1997
Putnam VT Diversified Income Fund - Class IB             5.90%          3.09%        1.85%         N/A        4.34%        9/15/1993
Putnam VT Growth and Income Fund - Class IB            (18.99)%        (6.46)%      (0.87)%       8.47%      10.35%         2/1/1988
Putnam VT International Growth and Income Fund -
 Class IB                                              (13.77)%       (11.55)%      (0.87)%        N/A        2.22%         1/2/1997
SunAmerica Aggressive Growth Portfolio - Class A       (24.71)%       (24.18)%      (1.12)%        N/A        1.71%         6/3/1996
SunAmerica Balanced Portfolio - Class A                (15.18)%       (12.62)%       0.19%         N/A        5.10%         6/3/1996
UIF Equity Growth Portfolio-Class I                    (27.86)%       (18.55)%      (2.11)%        N/A        3.03%         1/2/1997
UIF High Yield Portfolio-Class I                        (7.27)%        (7.48)%      (2.33)%        N/A        0.15%         1/2/1997
VALIC Co. I International Equities Fund                (18.79)%       (19.38)%      (4.27)%       3.15%       0.59%        10/2/1989
VALIC Co. I Mid Cap Index Fund                         (14.90)%        (0.58)%       6.09%       11.55%      12.25%        10/1/1991
VALIC Co. I Money Market I Fund                          1.25%          3.62%        4.15%        4.29%       5.12%        1/16/1986
VALIC Co. I Nasdaq-100(R) Index Fund                   (38.26)%          N/A          N/A          N/A      (43.53)%       10/1/2000
VALIC Co. I Science & Technology Fund                  (40.21)%       (38.58)%      (7.93)%        N/A        5.33%        4/29/1994
VALIC Co. I Small Cap Index Fund                       (20.82)%        (7.94)%      (1.48)%       6.61%       7.23%         5/1/1992
VALIC Co. I Stock Index                                (22.43)%       (14.85)%      (0.90)%       9.02%       9.22%        4/20/1987
Vanguard High Yield Bond Portfolio                       1.54%          0.89%        1.91%         N/A        4.58%         6/3/1996
Vanguard REIT Index Portfolio                            3.53%         13.61%         N/A          N/A        9.68%         2/9/1999
Van Kampen LIT Growth and Income Portfolio-Class I     (14.50)%        (1.32)%       5.37%         N/A        8.17%       12/23/1996

----------

"N/A" indicates data is not available for the stated period.

        VALIC Company I Money Market Investment Option Yield and Effective Yield Calculations. We calculate the VALIC Company I Money Market Investment Option's yield by a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven day period and calculate that yield as follows:

        . We take the net change in the Accumulation Unit value during the period.

        . We divide that net change by the Accumulation Unit value at the beginning of the period to obtain the base period return.

        . We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

        . We carry the current yield figure to the nearest one-hundredth of one percent.

        We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Option's Portfolio in the calculation. The VALIC Company I Money Market Investment Option's historical yield for the seven day period ended December 31, 2002 was (0.01)%.

        We determine the VALIC Company I Money Market Investment Option's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1)//365/7//-1. The VALIC Company I Money Market Investment Option's historical effective yield for the seven day period ended December 31, 2002 was (0.01)%. Yield and effective yield do not reflect the deduction of any insurance or noninsurance-related charges that we may impose when you redeem Accumulation Units.

        The yield and effective yield calculations above do not reflect the Daily charge (mortality and expense risk charge) or any other noninsurance or insurance-related charges and deductions of the Separate Account. If these charges had been reflected, then the yield and effective yield calculations would have been lower than what is currently shown.

                    ADDITIONAL INFORMATION ABOUT THE POLICIES

        Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Platinum Investor Survivor II Policy for sale in situations which, under current law, require gender-neutral premiums or benefits.

        Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

        Certain arrangements. Most of the advisers or administrators of the Mutual Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the advisers or the administrators, and will not be paid by the Mutual Funds, the options or Policy owners.

MORE ABOUT THE FIXED ACCOUNT

        Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

        How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an effective annual rate of at least 4%.

        Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

ADJUSTMENTS TO DEATH BENEFIT

        Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

        A new two year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

        Some states require that we compute these periods for noncontestability differently following a suicide.

        Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

        Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                                ACTUARIAL EXPERT

        Actuarial matters have been examined by ____________________ who is Senior Vice President and Chief Actuary of USL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                               MATERIAL CONFLICTS

        We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, USL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

        .       state insurance law or federal income tax law changes;

        .       investment management of an investment portfolio changes; or

        . voting instructions given by owners of variable life insurance Policies and variable annuity contracts differ.

        The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

        If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

        When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment Policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

        Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable options not credited to Policies in the same proportion as votes cast by owners.

                              FINANCIAL STATEMENTS

        In 2002, due to AIG's acquisition of USL and its affiliated companies, USL changed its independent auditor from Ernst & Young LLP ("E&Y") located at 1401 McKinney Street, Suite 1200, 5 Houston Center, Houston, Texas 77010 and 787 Seventh Avenue, New York, New York 10019 to PricewaterhouseCoopers LLP ("PWC") located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002-5678. AIG has been using PWC as its corporate-wide auditing firm.

SEPARATE ACCOUNT FINANCIAL STATEMENTS

        We have not included any Separate Account financial statements in this SAI because as of the date of this SAI, none of the assets of the Separate Account were attributable to Platinum Investor Survivor II Policies.

USL FINANCIAL STATEMENTS

        The balance sheet of USL at December 31, 2002 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for the year then ended, appearing herein, have been audited by PWC, independent accountants, on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

        The restated balance sheet of USL at December 31, 2001 and the restated related statement of operations, shareholder's equity, comprehensive income and cash flow for the year then ended, appearing herein, have been audited by E&Y, independent auditors, by reference. Such restated financial statements have been included to the extent indicated in their report thereon also appearing elsewhere herein and in the Registration Statement or incorporated on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

        The balance sheet of USL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, appearing herein, have been audited by E&Y, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing, as set forth in their report appearing elsewhere herein.

OTHER FINANCIAL STATEMENTS

        The following financial statements are also provided in this SAI in connection with the merger of American General Life Insurance Company of New York ("AGNY") and USL on December 31, 2002. These financial statements will not appear in future filings.

        The statutory-basis balance sheet of AGNY at December 31, 2000 and 1999, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended appearing elsewhere herein, have been audited by E&Y, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

         The following is an index to the financial statements that are included in this Statement:

I.     USL 2002 Financial Statements

       You should consider the financial statements of USL that we include in this Statement Primarily as bearing on the ability of USL to meet its obligation under the Contracts
       Report of Independent Accountants........................................
       Consolidated Balance Sheets as of December 31, 2002 and 2001.............
       Consolidated Statements of Income for the years ended
           December 31, 2002, 2001 and 2000.....................................
       Consolidated Statements of Shareholder's Equity for the years ended December 31, 2002, 2001 and 2000...............................
       Consolidated Statements of Comprehensive Income for the years ended December 31, 2002, 2001 and 2000...............................
       Consolidated Statements of Cash Flows for the years ended
           December 31, 2002, 2001 and 2000.....................................
       Notes to Consolidated Financial Statements...............................

II.    USL Restated 2001 Financial Statements

       You should consider the financial statements of USL that we include in this Statement primarily as bearing on the ability of USL to meet its obligation under the Contracts
       Report of Ernst & Young LLP Independent Accounts.........................
       Consolidated Balance Sheets as of December 31, 2001 and 2000.............
       Consolidated Statements of Income for the years ended
           December 31, 2001, 2000 and 1999.....................................
       Consolidated Statements of Shareholder's Equity for the years ended December 31, 2001, 2000 and 1999...............................
       Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000 and 1999...............................
       Consolidated Statements of Cash Flows for the years ended
           December 31, 2001, 2000 and 1999........ ............................
       Notes to Consolidated Financial Statements...............................

III.   USL 2001 Financial Statements

       You should consider the financial statements of USL that we include in this Statement primarily as bearing on the ability of USL to meet its obligation under the Contracts
       Report of Ernst & Young LLP Independent Accounts.........................
       Consolidated Balance Sheets as of December 31, 2001 and 2000.............
       Consolidated Statements of Income for the years ended December
           31, 2001, 2000 and 1999..............................................
       Consolidated Statements of Shareholder's Equity for the years ended December 31, 2001, 2000 and 1999...............................
       Consolidated Statements of Comprehensive Income for the years ended December 31, 2001, 2000 and 1999...............................
       Consolidated Statements of Cash Flows for the years ended
           December 31, 2001, 2000 and 1999.....................................
       Notes to Consolidated Financial Statements...............................

IV.    AGNY Statutory Financial Statements

       These Financial Statements are included in this Statement because of the merger of AGNY into USL on December 31, 2002. They will not appear in future filings
       Report of Independent Auditors..........................................1
       Balance Sheet - Statutory Basis for the years ended
           December 31, 2001 and 2000..........................................2
       Statements of Income - Statutory - Basis for the years ended
           December 31, 2001 and 2000..........................................4
       Statements of Changes in Capital and Surplus - Statutory Basis..........5
       Statements of Cash Flows - Statutory - Basis for the Years
           ended December 31, 2001 and 2000....................................6
       Notes to Statutory - Basis Financial Statements.........................7

                            PART C: OTHER INFORMATION

ITEM 27. EXHIBITS

(a)     Board of Directors Resolution.

        (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (3)

(b)     Custodian Agreements.    Inapplicable.

(c)     Underwriting Contracts.

        (1) Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, effective October 1, 2002. (6)

        (2)     Form of Selling Group Agreement. (6)

        (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d)     Contracts.

        (1) Specimen form of the "Platinum Investor(SM) Survivor II" Variable Universal Life Insurance Policy, Form No. 01206N. (Filed herewith)

(e)     Applications.

        (1) Specimen form of Application for Variable Life Insurance, Form No. USL 9147 Rev1101, and Part B Form No. 3346(Y). (10)

        (2) Form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC 0461-33. (Filed herewith)

        (3)     Form of Service Request Form. (To be filed by Amendment)

(f)     Depositor's Certificate of Incorporation and By-Laws.

        (1) Copy of the Restated Charter of The United States Life Insurance Company in the City of New York. (1)

        (2) Copy of the Amended and Restated Bylaws of The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

(g)     Reinsurance Contracts.   Inapplicable.

(h)     Participation Agreements.

        (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated.
                        (4)

        (1)(c) Form of Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (11)

        (1)(d) Form of Amendment No. 3 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (To be filed by Amendment)

        (2)(a) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (4)

        (2)(b) Form of First Amendment to Participation Agreement Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Stock Portfolio Company and The Variable Annuity Life Insurance Company. (5)

        (3)(a) Form of Fund Participation Agreement Between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (4)

        (4)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (4)

        (4)(b) Form of Amendment No. 1 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (5)

        (4)(c) Form of Amendment No. 2 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (To be filed by Amendment)

        (5)(a) Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (2)

        (5)(b) Form of Amendment No. 1 to Participation Agreement by and Among The Universal Institution Funds, Inc., Van Kampen Funds Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (4)

        (5)(c) Form of Amendment No. 3 to Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (11)

        (5)(d) Form of Amendment No. 4 to Participation Agreement by and Among Morgan Stanley Universal Funds, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, Van Kampen Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (To be filed by Amendment)

        (6)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and The United States Life Insurance Company in the City of New York. (4)

        (7)(a) Form of Participation Agreement by and among The Alger American Fund, The United States Life Insurance Company in the City of New York and Fred Alger & Company, Incorporated. (To be filed by Amendment)

        (8)(a) Participation Agreement by and Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds Inc. (2)

        (8)(b) Form of Amendment No. 2 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc. (7)

        (8)(c) Form of Amendment No. 3 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc. (To be filed by Amendment)

        (9)(a) Form of Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

        (9)(b) Form of Amendment No. 1 to Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (10)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. (To be filed by Amendment)

        (11)(a) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. Series. (5)

        (11)(b) Form of Amendment No. 1 to Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. Series. (To be filed by Amendment)

        (12)(a) Form of Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (5)

        (12)(b) Form of Amendment No. 1 to Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York.
                        (7)

        (12)(c) Form of Amendment No. 2 to Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (13)(a) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Series Trust II. (5)

        (14)(a) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (5)

        (15)(a) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (5)

        (16)(a) Form of Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

        (16)(b) Form of Amendment No. 1 to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (17)(a) Form of Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

        (17)(b) Form of Amendment No. 1 to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (18)(a) Form of Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (19)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (9)

        (19)(b) Form of Amendment No. 1 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (To be filed by Amendment)

        (20)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York and SunAmerica Series Trust. (To be filed by Amendment)

        (21)(a) Form of Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc.
                        (5)

        (22)(a) Form of Administrative Services Agreement by and among Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP and The United States Life Insurance Company in the City of New York. (4)

        (22)(b) Form of Amendment No. 1 to Administrative Services Agreement by and among Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (23)(a) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc., dated as of August 1, 2003. (To be filed by Amendment)

        (24)(a) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and A I M Advisors, Inc. (4)

        (25)(a) Form of Agreement with respect to Trademarks and Fund Names by and among A I M Distributors, Inc., AIM Variable Insurance Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated, effective August 1, 2003. (To be filed by Amendment)

        (26)(a) Form of Administrative Services Agreement between The Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (4)

        (27)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Morgan Guaranty Trust Company of New York.
                        (5)

        (28)(a) Form of Administrative Services Agreement by and between Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

        (29)(a) Form of Services Agreement by and between Pacific Investment Management Company LLC. and The United States Life Insurance Company in the City of New York. (5)

        (30)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between The United States Life Insurance Company in the City of New York and PIMCO Variable Insurance Trust. (5)

        (31)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Credit Suisse Asset Management, LLC. (5)

        (32)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (9)

        (32)(b) Form of Amendment No. 1 to Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (To be filed by Amendment)

        (33)(a) Form of Service Contract by and between Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (34)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (5)

        (35)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and The United States Life Insurance Company in the City of New York.
                        (5)

        (36)(a) Form of Services Agreement Class O between Fred Alger Management, Inc. and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

        (37)(a) Form of Administrative Services Agreement by and among The United States Life Insurance Company in the City of New York and OppenheimerFunds, Inc. (To be filed by Amendment)

        (38)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

(i)     Administrative Contracts.

        (1) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including The United States Life Insurance Company in the City of New York and American General Life Companies. (7)

(j)     Other Material Contracts. None

(k)     Legal Opinion.

        (1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (To be filed by Amendment)

(l)     Actuarial Opinion.

        (1) Opinion and Consent of The United States Life Insurance Company in the City of New York's actuary. (To be filed by Amendment)

(m)     Calculation. None

(n)     Other Opinions.

        (1) Consent of Independent Accountants, PricewaterhouseCoopers LLP. (To be filed by Amendment)

        (2) Consent of Independent Auditors, Ernst & Young LLP. (To be filed by Amendment)

(o)     Omitted Financial Statements. None

(p)     Initial Capital Agreements. None

(q)     Redeemability Exemption.

        (1) Description of The United States Life Insurance Company in the City of New York's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.
                (8)
----------

(1) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on September 18, 1998.

(2) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on May 26, 1999.

(3) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 27, 1999.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on November 5, 1999.

(5) Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

(6) Incorporated by reference to Post-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on February 18, 2003.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 26, 2001.

(8) Incorporated by reference to Post-Effective Amendment No. 3 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 24, 2002.

(9) Incorporated by reference to Post-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on December 4, 2001.

(10) Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 15, 2002.

(11) Incorporated by reference to Post-Effective Amendment No. 4 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 29, 2003.

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

Rodney O. Martin, Jr.            Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff              Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

David J. Dietz                   Director, President and Chief Executive Officer
830 Third Avenue
New York, NY 10022

Marion E. Fajen                  Director
5608 N. Waterbury Road
Des Moines, IA 50312

Patrick J. Foley                 Director
569 N. Country Club Dr.
Lake Worth, FL 33462

Cecil C. Gamwell, III            Director
419 West Beach Road
Charlestown, RI 02813

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

Jack R. Harnes                   Director
70 Pine Street
New York, NY 10270

David L. Herzog                  Director, Chief Financial Officer and Chief
2929 Allen Parkway               Operating Officer
Houston, TX 77019

John I. Howell                   Director
Indian Rock Corporation
263 Glenville Road, 2nd Floor
Greenwich, CT 06831

William M. Keeler                Director and President and Chief Executive
3600 Route 66                    Officer
Neptune, NJ 07754

Nicholas A. O'Kulich             Director
70 Pine Street
New York, NY 10270

Ernest T. Patrikas               Director
70 Pine Street
New York, NY 10270

Gary D. Reddick                  Director and Chief Administrative Officer
2929 Allen Parkway
Houston, TX 77019

Martin J. Sullivan               Director
70 Pine Street
New York, NY 10270

Thomas L. Booker                 President
2727 Allen Parkway
Houston, TX 77019

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

James A. Galli                   Executive Vice President
830 Third Avenue
New York, NY 10022

Paul L. Mistretta                Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

James W. Weakley                 Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Erik A. Baden                    Senior Vice President and Administrative
2727 Allen Parkway               Officer
Houston, TX 77019

Wayne A. Barnard                 Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein              Senior Vice President and Chief Actuary
2727-A Allen Parkway
Houston, TX 77019

Phillip L. Chapman               Senior Vice President
3600 Route 66
Neptune, NJ 07754

Pauletta P. Cohn                 Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

William F. Guterding             Senior Vice President and Chief Underwriting
830 Third Avenue                 Officer
New York, NY 10022

Robert F. Herbert, Jr.           Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

Kyle L. Jennings                 Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson                Senior Vice President and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

William J. Leary                 Senior Vice President
3600 Route 66
Neptune, NJ 07754

Simon J. Leech                   Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Randy J. Marash                  Senior Vice President
3600 Route 66
Neptune, NJ 07754

Mark R. McGuire                  Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Laura W. Milazzo                 Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien              Senior Vice President
2727 Allen Parkway
Houston, TX 77019

A. Hasan Qureshi                 Senior Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

Robert D. Stuchiner              Senior Vice President
830 Third Avenue, 7th Floor
New York, NY 10022

Alfred N. Thome                  Senior Vice President
One Woodfield Lake
Schaumburg, IL 60173

Edward F. Bacon                  Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel                   Vice President
2727 Allen Parkway
Houston, TX 77019

Walter E. Bednarski              Vice President, Treasurer and Controller
3600 Route 66
Neptune, NJ 07754

Michael B. Boesen                Vice President
2727 Allen Parkway
Houston, TX 77019

Robert W. Busby                  Vice President
One Woodfield Lake
Schaumburg, IL 60173

Robert W. Chesner                Vice President
2929 Allen Parkway
Houston, TX 77019

Farideh N. Farrokhi              Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Kevin P. Fitzpatrick             Vice President and Real Estate Investment
1 Chase Manhattan Plaza          Officer
New York, NY 10005

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

Richard L. Gravette              Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer             Vice President
6363 Forest Park Road
Dallas, TX 75235

Joel H. Hammer                   Vice President
1 Chase Manhattan Place
New York, NY 10005

Neal C. Hasty                    Vice President
6363 Forest Park Road
Dallas, TX 75235

Keith C. Honig                   Vice President
1 SunAmerica Center
Los Angeles, CA 90067

S. Douglas Israel                Vice President
2929 Allen Parkway
Houston, TX 77019

Glen D. Keller                   Vice President
2727 Allen Parkway
Houston, TX 77019

Gary J. Kleinman                 Vice President and Real Estate Investment
1 Chase Manhattan Place          Officer
New York, NY 10005

Frank A. Kophamel                Vice President
3600 Route 66
Neptune, NJ 07754

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

W. Larry Mask                    Vice President, Real Estate Investment Officer
2777 Allen Parkway               and Assistant Secretary
Houston, TX 77019

Gordon S. Massie                 Vice President
2929 Allen Parkway
Houston, TX 77019

Terence McSweeney                Vice President
3600 Route 66
Neptune, NJ 07754

John Oehmke                      Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

Deanna D. Osmonson               Vice President and Chief Compliance Officer
2929 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.             Vice President, Real Estate Investment Officer
2929 Allen Parkway               and Assistant Secretary
Houston, TX 77019

Kirsten M. Pedersen              Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben               Vice President
#1 Franklin Square
Springfield, IL 62713

Kristen Sather                   Vice President
1 Chase Manhattan Place
New York, NY 10005

                                 POSITIONS AND OFFICES WITH DEPOSITOR
NAME AND PRINCIPAL               THE UNITED STATES LIFE INSURANCE COMPANY IN THE
BUSINESS ADDRESS                 CITY OF NEW YORK
-----------------------------    -----------------------------------------------

Richard W. Scott                 Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

Richard P. Vegh                  Vice President
3600 Route 66
Neptune, NJ 07754

Susan J. Wilhite                 Vice President
One Woodfield Lake
Schaumburg, IL 60173

Elizabeth M. Tuck                Secretary
70 Pine Street
New York, NY 10270

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found as Exhibit 21 in Form 10-K, SEC file number 001-08787, accession number 0000950123-03-003570, filed March 31, 2003.

ITEM 30. INDEMNIFICATION

[To be updated by Amendment]

The United States Life Insurance Company in the City of New York's Bylaws provide in Article XI for indemnification of directors, officers and employees of the Company.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for The United States Life Insurance Company in the City of New York Separate Account USL VA-R, which offers interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of The United States Life Insurance Company in the City of New York affiliates.

(b)     Management.

NAME AND PRINCIPAL               POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                 AMERICAN GENERAL EQUITY SERVICES CORPORATION
-----------------------------    -----------------------------------------------

Mark R. McGuire                  Director, Chairman, Chief Executive Officer
2727 Allen Parkway               and President
Houston, TX 77019

Thomas B. Jennings               Director
2727 Allen Parkway
Houston, TX 77019

Brandon J. Liang                 Director
2727 Allen Parkway
Houston, TX 77019

Ernest T. Patrikas               Director
70 Pine Street
New York, NY 10270

Larry Blews                      Vice President and Chief Compliance Officer
2727 Allen Parkway
Houston, TX 77019

NAME AND PRINCIPAL               POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                 AMERICAN GENERAL EQUITY SERVICES CORPORATION
-----------------------------    -----------------------------------------------

Robert F. Herbert, Jr.           Vice President
2727-A Allen Parkway
Houston, TX 77019

Lucille S. Martinez              Vice President, Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck                Secretary
70 Pine Street
New York, NY 10270

Edward F. Andrzejewski           Tax Officer
70 Pine Street
New York, NY 10270

Pauletta P. Cohn                 Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Steven A. Glover                 Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Lauren W. Jones                  Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming                  Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore                 Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

T. Clay Spires                   Assistant Tax Officer
2727-A Allen Parkway
Houston, TX 77019

(c)     Compensation From the Registrant.

                                                     COMPENSATION ON
                                 NET UNDERWRITING    EVENTS OCCASIONING
                                 DISCOUNTS AND       THE DEDUCTION OF A     BROKERAGE
NAME OF PRINCIPAL UNDERWRITER    COMMISSIONS         DEFERRED SALES LOAD    COMMISSIONS    OTHER COMPENSATION
-----------------------------    ----------------    -------------------    -----------    ------------------
American General Equity                 0                    0                  0                 0
Services Corporation

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at 830 Third Avenue, New York, New York 10022, The United States Life Insurance Company in the City of New York's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713 or the Houston office located at 2727-A Allen Parkway, Houston, Texas 77019-2191.

ITEM 33. MANAGEMENT SERVICES  Not applicable.

ITEM 34. FEE REPRESENTATION

The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Pauletta P. Cohn and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VL-R, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 30th day of May, 2003.

                                        THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        SEPARATE ACCOUNT USL VL-R
                                        (Registrant)

                                    BY: THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        (On behalf of the Registrant and itself)


                                    BY: /s/ ROBERT F. HERBERT, JR.
                                        --------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President

[SEAL]

ATTEST:           /s/ LAUREN W. JONES
                  -------------------
                  Lauren W. Jones
                  Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                       Title                          Date
---------------------------     ----------------------         ------------

/s/ RODNEY O. MARTIN, JR.       Director and Chairman          May 30, 2003
-------------------------
Rodney O. Martin, Jr.

/s/ DAVID L. HERZOG             Director and Chief             May 30, 2003
-------------------------
David L. Herzog                 Financial Officer

/s/ M. BERNARD AIDINOFF         Director                       May 30, 2003
-------------------------
M. Bernard Aidinoff

/s/ DAVID J. DIETZ              Director and Chief             May 30, 2003
-------------------------       Executive Officer
David J. Dietz

/s/ MARION E. FAJEN             Director                       May 30, 2003
-------------------------
Marion E. Fajen

/s/ PATRICK J. FOLEY            Director                       May 30, 2003
-------------------------
Patrick J. Foley

/s/ CECIL C. GAMWELL, III       Director                       May 30, 2003
-------------------------
Cecil C. Gamwell III

/s/ JACK R. HARNES              Director                       May 30, 2003
-------------------------
Jack R. Harnes

/s/ JOHN I. HOWELL              Director                       May 30, 2003
-------------------------
John I. Howell

/s/ WILLIAM M. KEELER           Director                       May 30, 2003
-------------------------
William M. Keeler

/s/ NICHOLAS A. O'KULICH        Director                       May 30, 2003
-------------------------
Nicholas A. O'Kulich

/s/ GARY D. REDDICK             Director                       May 30, 2003
-------------------------
Gary D. Reddick

/s/ MARTIN J. SULLIVAN          Director                       May 30, 2003
-------------------------
Martin J. Sullivan

/s/ ERNEST T. PATRIKAS          Director                       May 30, 2003
-------------------------
Ernest T. Patrikis

                                  EXHIBIT INDEX

ITEM 27.  EXHIBITS

     (d)(1) Specimen form of the "Platinum Investor(SM) Survivor II" Variable Universal Life Insurance Policy, Form No. 01206N.

     (e)(2) Form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC 0461-33.

                                       E-1